UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

●

“ACIC Properties” or “ACP” refers to ACIC Consolidated Properties, LLC, a majority-owned subsidiary of FIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia;

●	“the Company,” “we,” “us,” and “our” refer to Forge Group, Inc. and its consolidated subsidiaries;

●

“conversion” refers to a series of transactions by which FIC converted from mutual form to stock form and became a subsidiary of Forge Group, Inc. Pursuant to the conversion, on March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share for a total gross offering of $20.5 million;

●	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

●	“ESOP” means our employee stock ownership plan;

●	“FIC” refers to Forge Insurance Company, a licensed property and casualty insurer, and its consolidated subsidiaries; and

●	“FRM” refers to Forge Risk Management, Inc., a licensed property and casualty insurance producer.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. BUSINESS

Overview

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company. FIC is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC, each of which own commercial real estate in the District of Columbia. References to the Company’s financial information in this report are to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis.

Through our wholly owned subsidiaries, we operate as a specialist commercial automobile insurance business. FIC was incorporated in the District of Columbia in 1938 and is rated A- by A.M. Best. As of December 31, 2025, FIC was licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s insurance products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of December 31, 2025, FRM was licensed as a property and casualty insurance producer in 34 states and the District of Columbia. Through our wholly owned subsidiaries, we market and underwrite commercial automobile insurance products. We are focused on delivering these commercial automobile insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Historically, we have focused on the public automobile business class segment (“public auto segment”) within the commercial automobile insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. In recent years, we have also developed and sold commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”).

Our executive offices are located at 7910 Woodmont Avenue, Suite 925, Bethesda, Maryland, 20814. Our mailing address is P.O. Box 15033, Worcester, Massachusetts, 01615. Our phone number is (202) 547-8700 and our website address is www.forgeinsurance.com.

Market for Registrant’s Common Equity

“Buy” and “Sell” quotes for shares of the Company’s common stock are reported on the “OTC ID” market under the symbol “FIGP”.

Business Segments

We manage our business through two segments: insurance and commercial real estate investments. Through our wholly owned subsidiaries, namely FIC and FRM, the Company engages in the principal business line of insurance. See Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations — Real Estate Held for the Production of Income for more detailed information concerning our commercial real estate investment segment.

Our Market and Opportunities

We principally operate within the commercial auto insurance line of business. We estimate that the U.S. commercial auto insurance line of business is approximately $77 billion of annual premium written.

Historically, we have focused on the public auto segment within the commercial auto insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. We estimate that the public auto segment in our target geographic markets is approximately $400 million of annual premium written.

Recently, we have developed and sold commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”) that our research has indicated present lower loss risk and other favorable business characteristics. In the small business segment, operation of the commercial vehicle is generally not the primary source of business revenue; rather, the commercial vehicle is used as a tool in the overall business. We estimate that the small business segment in our target geographic markets is approximately $14 billion of annual premium written.

Our Competitive Strengths

We believe that we are strategically positioned to take advantage of the following competitive strengths:

●	Experienced management team. Our management team, led by Patrick Bracewell, has extensive experience operating in the commercial auto insurance line of business.

●

Established history and strong reputation for service. We have been in business since 1938 and are recognized in the specialty commercial auto insurance markets in which we operate for our strong customer service.

●

Scalable platform. We have made material investments in our technology infrastructure and product design over the last several years. These investments are expected to enable us to process and service additional policy volumes without a significant increase in personnel and other administrative costs.

Our Growth Strategies

We intend to use our competitive strengths to grow our business through the following strategies:

●

Expand our product offerings. We have developed and continue to refine commercial auto insurance products that will allow us to continue to grow in the small business segment in the coming years, a segment that our research has indicated presents lower loss risk and other favorable business characteristics. In addition, the small business segment is significantly larger than the public auto segment which provides a significant runway for growth.

●

Grow our distribution capacity. We intend to continue to expand our distribution network by recruiting additional distribution partners in the coming years. We have also expanded our relationships with agency networks, insurers, and other strategic partners that currently offer insurance products to the small business segment but do not have a commercial auto insurance product.

●

Pursue acquisitions of insurance companies and related businesses. Over time, we intend to explore possible acquisitions of other insurance companies or related businesses to grow our business and leverage our existing available administrative capacity.

●

Focus on profitability and operating efficiency. We are committed to growing profitability by remaining focused on our target segments within the commercial auto insurance line and continuously seeking efficiencies within our operations. The investments we are making in our technology infrastructure and product design are expected to improve our processes, response times, and scalability.

Our Challenges and Risks

Our Company and our business are subject to numerous challenges and risks, including:

●

History of losses. We have incurred net losses in certain recent years, principally reflecting elevated operating expenses during our early growth and scaling phase. These losses were the result of deliberate investments in our business infrastructure — including additions to our workforce, development of and investment in our technology platform, and the costs associated with maintaining compliance with our ongoing obligations as an SEC-reporting company — undertaken in anticipation of future premium growth.

●

Lack of marketing resources. We are still small in relation to many of the insurance companies with which we compete. Larger insurance companies have a substantial advantage with respect to the resources that they can devote to advertising, marketing, and agent recruitment. Furthermore, their larger surplus permits them to maintain a larger book of business and spread their administrative expenses over a larger revenue base. Our relatively small size could inhibit our ability to devote adequate resources to advertising, marketing, and agent recruitment, which could have a material and adverse effect on our ability to grow our business.

●

Lack of multiple distribution channels. We rely primarily on FRM and FRM’s distribution partners to distribute our insurance products. Growth in our written premiums will depend on our ability to recruit new distribution partners to distribute our insurance products. Much of the competition for talent involves agent recruitment. If our competitors have higher A.M. Best ratings, provide the agents with better technology, or pay higher commissions, our ability to attract and retain agents may be impaired, which could have a material and adverse effect on our ability to profitably grow our business.

●

Intense competition for policyholders. We face intense competition for policyholders and compete with much larger insurance companies, many of which seek to sell commercial auto insurance products to the same markets that we target. Most of these companies devote substantial resources to advertising and marketing to potential policyholders as well as to agent recruitment. Many of these companies have multiple distribution channels for their products and some employ in-house agents, which reduces their commission expense. In addition, several of these companies have well established Internet sales capabilities. If we are unable to effectively compete with larger insurance companies, we may be unable to attract additional policyholders, which could have a material and adverse effect on our ability to profitably grow our business.

●

Inability to manage growth effectively. We intend to continue to grow our business, which could require additional capital, systems development, and skilled personnel. We may be unable to locate profitable business opportunities, meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, or identify qualified employees. The failure to manage our growth effectively and maintain underwriting discipline could have a material adverse effect on our business, financial condition, and results of operations.

●

Inability to obtain reinsurance coverage at reasonable prices or on terms that provide us adequate protection. We purchase reinsurance to help manage our exposure to insurance risks that we underwrite and to reduce volatility in our results. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, each of which can affect our business volume and profitability. The availability of reasonably affordable reinsurance is a critical element of our business plan. One important way we utilize reinsurance is to reduce volatility in claims payments by limiting our exposure to losses from large risks. As a result, our ability to manage volatility and avoid significant losses may be limited by the unavailability of reasonably priced reinsurance. We may not be able to obtain reinsurance on acceptable terms or from entities with satisfactory creditworthiness. Under such circumstances, we may have to reduce the level of our underwriting commitments, which would reduce our revenues.

●

Inability to retain key management and employees or recruit other qualified personnel. We believe that our future success depends, in large part, on our ability to retain our experienced management team and key employees. There can be no assurance that we can attract and retain the necessary employees to conduct our business activities on a timely basis or at all. Our competitors may offer more favorable compensation arrangements to our key management or employees to incentivize them to leave our Company. The loss of any of our executive officers or other key personnel, or our inability to recruit and retain additional qualified personnel as we grow, could materially and adversely affect our business and results of operations, and could prevent us from fully implementing our growth strategies.

●

Interruptions to third-party technology systems. Our business is highly dependent upon our ability to perform necessary business functions in an efficient and uninterrupted manner. The shut-down, disruption, degradation, or unavailability of one or more of our systems or facilities, or the inability of our employees to communicate in a largely work-from-home environment, for any reason could significantly impair our ability to perform critical business functions on a timely basis. In addition, many of our critical business systems interface with and depend on third-party systems. An interruption or degradation of service from a third-party system for any reason, or a determination by a vendor to abandon or terminate support for a system, product, obligation, or service that is significant to our business, could significantly impair our ability to perform critical business functions, including, but not limited to, impeding customer interactions, preventing access to company or customer data, and interfering with our ability to send or accept electronic payments through credit card or debit card networks and the Automated Clearing House, among other payment systems. If sustained or repeated, and if an alternate system, process, or vendor is not immediately available to us, such events could result in a deterioration of our ability to write and process policies, provide high quality customer service, resolve claims in a timely manner, make payments when required, or perform other necessary business functions. Also, system redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Any such event could have a material adverse effect on our financial results and business prospects, as well as cause damage to our reputation, brand, and customer goodwill.

●

Capital markets volatility and credit deterioration. Our results of operations depend, in part, on the performance of our investment portfolio. Our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities. The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held, or due to deterioration in the financial condition of an entity that guarantees an issuer’s payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses. A severe economic downturn could cause us to incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our financial condition, results of operations, and financial strength ratings. In addition, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

●

Decline in our financial strength rating. Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best Company, Inc. (“A.M. Best”) as an important means of assessing the financial strength and quality of insurers. In setting their ratings, A.M. Best utilizes a quantitative and qualitative analysis of a company’s balance sheet strength, operating performance, and business profile. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy, and management. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its financial obligations to policyholders and such ratings are not evaluations directed to investors. A.M. Best periodically reviews FIC’s rating and may revise its rating downward or revoke it at their sole discretion based primarily on their analyses of FIC’s balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), operating performance and business profile. A downgrade of FIC’s rating could cause our current and future distribution partners to choose other, more highly‑rated competitors. A downgrade of FIC’s rating could also increase the cost or reduce the availability of reinsurance to us. A downgrade or withdrawal of FIC’s rating could severely limit or prevent us from writing new and renewal insurance contracts and would have a material adverse effect on our financial condition and results of operations.

●

Inability to underwrite and price risks accurately and to charge adequate rates to policyholders. Our financial condition, cash flows, and results of operations depend on our ability to underwrite and set rates accurately for a full spectrum of risks. A primary role of the pricing function is to ensure that rates are adequate to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses, and to earn a profit. Pricing involves the acquisition and analysis of historical data regarding vehicle accidents, other insured events, and associated losses, and the projection of future trends for such accidents and events, loss costs, expenses, and inflation, among other factors, for each of our products in different markets. Our ability to price accurately is subject to a number of risks and uncertainties which could result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions, or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our underwriting profit margins, or we could overprice risks, which could reduce our competitiveness and growth prospects. In either event, our financial condition, cash flows, and results of operations could be materially adversely affected. In addition, underpricing insurance policies over time could erode the capital position, thereby constraining our ability to write new business.

Business Operations – Insurance Segment

Our insurance segment engages in the principal business line of commercial auto insurance. In our insurance segment, we market and underwrite commercial auto insurance products targeted to small business owners and operators. Historically, we have focused on the public auto segment within the commercial auto insurance line. In 2023, we began marketing and underwriting commercial auto insurance products targeting the small business segment. We currently market and underwrite commercial auto insurance products in 20 states and the District of Columbia.

Products

Our product language is based on Insurance Services Office (“ISO”) forms, which is an industry standard, but tailored to the specific needs of our customers. Historically, we have focused on the public auto segment within the commercial auto insurance line. In 2023, we began marketing and underwriting commercial auto insurance products targeting the small business segment.

Marketing and Distribution

Our products are marketed and distributed through FRM. FRM solicits business directly from customers and also works with insurance agency sub-producers, referred to as “distribution partners”. Our distribution partners access multiple insurance companies and are typically established businesses in the communities in which they operate. We view our distribution partners as our primary customers because they are in a position to recommend either our insurance products or those of a competitor to their customers. We consider our relationships with our distribution partners to be a core strength of the Company. Our distribution partners are generally compensated through a fixed commission specified in their agency agreement, generally 10% of premiums collected on the business they generate. For the year ended December 31, 2025, our top 10 distribution partners accounted for approximately 44.8% of our gross premiums written. We have significantly expanded our force of contracted distribution partners. We define contracted distribution partners as those agencies with which we have an executed agency agreement. As we have grown our force of contracted distribution partners, we have worked to convert new contracted distribution partners into active distribution partners. We define active distribution partners as those agencies that have submitted business that has been written by the Company in the past twelve months. In 2025, we had 317 active distribution partners, compared to 250 active distribution partners in 2024, which represents an increase of 26.8%.

Underwriting, Risk Assessment and Pricing

Our underwriting philosophy is aimed at consistently generating acceptable loss ratios through sound risk selection, stringent loss control, and pricing discipline. One key element in sound risk selection is our use of data and analytics. We rely on both internal data, developed over years of operation, and external data. The use of data allows us to more effectively price risks, thereby improving our profitability and allowing us to compete favorably with other insurance carriers. Our philosophy is to understand our industry and be disciplined in our underwriting efforts. We will not compromise profitability for top line growth. Our competitive strategy in underwriting is:

●	Maximize the use of available information acquired through a wide variety of industry resources.
●	Allow our internal metrics and rating to establish risk pricing and use sound underwriting judgment for risk selection and pricing modification.
●	Utilize our risk grading system, which combines both objective and subjective inputs, to quantify desirability of risks and improve our overall risk profile.
●	Provide very high-quality service to our distribution partners and insureds by responding quickly and effectively to information requests and policy submissions.
●	Underwrite our accounts by evaluating each risk with consistently applied standards. Each policy undergoes a thorough evaluation process prior to every renewal.

We strive to be disciplined in our pricing by pursuing targeted rate changes to continually improve our underwriting profitability while still being able to attract and retain profitable customers. Our pricing reviews involve evaluating our claims experience, loss trends, data acquired from inspections, applications, and other data sources to identify characteristics that drive the frequency and severity of our claims. These results drive changes to rates and rating metrics as well as understanding what portions of our business are most profitable. This knowledge and analysis enables us to price risks accurately, improve account retention, and drive profitable new business.

Claims and Litigation Management

Our claims team supports our underwriting strategy by working to provide a timely, good faith claims handling response to our policyholders. Claims excellence is achieved by timely investigation and handling of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate case reserves, and control of claims loss adjustment expenses. Claims on insurance policies are received directly from the insured or through our distribution partners. Our claims department supports our distribution partner relationship strategy by working to provide a consistently responsive level of claim service to our policyholders.

Technology

We utilize a third-party, cloud-based policy administration system that encompasses policy issuance, claims processing, accounting, loss payment, and document management. This system provides online access to electronic copies of policies, quotes, inspections, and related correspondence, enabling our associates to underwrite policies, adjust claims, and respond to producer inquiries in an efficient manner. Because the system integrates key aspects of the policy life cycle — from underwriting to billing to claims — we are able to automate certain internal workflows through electronic routing, which supports cost management and service delivery to our customers. The system also allows us to leverage loss control data for predictive analytics in both the claims and underwriting areas.

Access to the system is restricted by functional area and managerial level to help protect confidential data. Our third-party vendor implements virus and malware protections and enables employees to work from various locations. The system undergoes periodic vulnerability testing to assess the sufficiency of its security protections. We have made significant investments in digitizing our operations and document management processes, supporting operational flexibility and the ability to integrate remote employees into our workflows. We intend to continue utilizing technology and data analysis to price our coverage based on risk assumed and to support accident reduction and timely claims response.

Our third-party vendor maintains an off-site co-location facility with real-time, redundant data replication as part of its disaster recovery program. In the event our offices are affected by a natural disaster or other disruption, we would expect to be able to access this cloud-based system to support the continuation of business operations.

Reinsurance

In accordance with insurance industry practice, we reinsure a portion of our exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by us are reinsured with other insurance companies principally to:

●	reduce net liability on individual risks;
●	mitigate the effect of individual loss occurrences (including catastrophic losses);
●	stabilize underwriting results;
●	decrease leverage; and
●	increase our underwriting capacity.

Reinsurance arrangements can be structured as either facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each policy or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of a class of business is automatically reinsured. Reinsurance may also be classified as quota share, pro rata, or excess of loss reinsurance. Under quota share and pro rata reinsurance, the company issuing the policy cedes a percentage of its insurance liability to the reinsurer in exchange for a corresponding percentage of premiums, less a ceding commission, and recovers from the reinsurer its proportionate share of losses and loss adjustment expenses incurred on those risks. Under excess of loss reinsurance, an insurer limits its liability to amounts in excess of a predetermined retention or deductible.

Regardless of the type of reinsurance arrangement, ceding a risk to a reinsurer does not legally discharge the issuing insurance company from primary liability for the full amount due under the reinsured policies. In the event a reinsurer is unable to meet its obligations, we would remain primarily liable to the policyholder for the full amount due. The assuming reinsurer is, however, obligated to reimburse the ceding company to the extent of the coverage ceded.

We determine the amount and scope of reinsurance coverage to purchase each year based on a number of factors, including our evaluation of the risks accepted, consultations with reinsurance intermediaries, and a review of market conditions, including the availability and pricing of reinsurance. The financial strength of our reinsurers is an important consideration in our selection process. Where applicable, we consider ratings from recognized rating agencies, such as A.M. Best Company, as one measure of a reinsurer's financial stability, though such ratings are subject to change and are not a guarantee of future performance. Our reinsurance arrangements are generally renegotiated annually, and there can be no assurance that reinsurance will continue to be available to us on acceptable terms.

For the year ended December 31, 2025, we ceded to reinsurers $2.1 million of premiums written, compared to $1.1 million for the year ended December 31, 2024. Ceded premiums written as a percentage of gross premiums written were 6.0% in 2025, compared to 4.0% in 2024. In 2024, we recorded an adjustment to ceded premiums written and earned, which related to prior years’ reinsurance payments, of $301 thousand. The impact of this adjustment was a decrease in ceded premiums written and earned of $301 thousand. Excluding the impact of this adjustment, ceded premiums written as a percentage of gross premiums written was 5.1%.

Losses and LAE Reserves

We are required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses (“LAE”). These reserves are established for both reported claims and for claims incurred but not reported (“IBNR”), arising from the policies we have issued. The laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

Estimating the ultimate liability for losses and LAE is an inherently uncertain process. Therefore, the reserve for losses and LAE does not represent an exact calculation of that liability. Our reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. We do not discount our reserves to recognize the time value of money.

When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of our claims staff. In estimating the appropriate reserve, our claims staff considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by our claims staff as more information becomes available. It is our policy to resolve each claim as expeditiously as possible. These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation.

We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and paid losses and LAE for reported claims.

Each quarter, we compute our estimated ultimate liability using principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot assure you that ultimate losses will not exceed the established loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made.

The following table provides information about open claims, reserves, and paid losses and LAE as of December 31, 2025, and 2024:

As of and for the year ending December 31, 2025

	Open	Total	Case	IBNR	Paid Losses
(dollars in thousands)	Claims	Reserves	Reserves	Reserves	and LAE

Commercial auto liability	495	$13,148	$10,536	$2,612	$8,655
Commercial auto physical damage	65	553	453	100	3,459
Total net amount	560	13,701	10,989	2,712	12,114
Reinsurance ceded		3,531	2,263	1,268	500
Total gross amounts		$17,232	$13,252	$3,980	$12,614

As of and for the year ending December 31, 2024

	Open	Total	Case	IBNR	Paid Losses
(dollars in thousands)	Claims	Reserves	Reserves	Reserves	and LAE

Commercial auto liability	422	$9,803	$7,411	$2,392	$5,963
Commercial auto physical damage	76	526	401	125	2,926
Total net amount	498	10,329	7,812	2,517	8,889
Reinsurance ceded		2,015	1,081	934	-
Total gross amounts		$12,344	$8,893	$3,451	$8,889

The following tables provide a reconciliation of beginning and ending unpaid losses and LAE reserve balances for the years ended December 31, 2025, and 2024, prepared in accordance with GAAP:

	December 31,
(dollars in thousands)	2025	2024

Unpaid losses and LAE at beginning of year:
Gross	$12,344	$8,426
Ceded	(2,015)	(690)
Net	10,329	7,736

Increase (decrease) in incurred losses and LAE:
Current year	15,920	12,754
Prior years	(434)	(1,271)
Total incurred	15,486	11,483

Loss and LAE payments for claims incurred:
Current year	7,642	6,009
Prior years	4,472	2,880
Total paid	12,114	8,889
Net unpaid losses and LAE at end of year	$13,701	$10,329

Unpaid losses and LAE at end of year:
Gross	17,232	12,344
Ceded	3,531	2,015
Net	$13,701	$10,329

The estimation process for determining the liability for unpaid losses and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable or adverse development).

Reconciliation of Reserve for Losses and Loss Adjustment Expenses

The following table shows the development of our reserves for unpaid losses and LAE from 2016 through 2025 on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. The redundancy (deficiency) exists when the re-estimated liability for each reporting period is less (greater) than the prior liability estimate. The “cumulative redundancy (deficiency)” depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance. As noted in the table below, since 2016 the Company has largely selected initial ultimate loss picks that have generally proven to be redundant over time.

(dollars in thousands)	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

Liability for unpaid loss and LAE, net of reinsurance recoverables	$6,230	$8,106	$11,877	$11,582	$8,661	$8,754	$7,410	$7,736	$10,329	$13,701

Cumulative amount of liability paid through:
One year later	4,624	5,921	5,854	4,239	3,174	3,054	3,542	2,879	4,470
Two years later	6,271	8,607	7,969	6,747	4,711	4,657	4,634	4,683
Three years later	6,923	8,909	8,858	7,894	5,639	5,296	5,516
Four years later	7,034	8,963	9,449	8,514	5,787	5,921
Five years later	7,074	9,047	9,918	8,629	6,066
Six years later	7,153	9,212	9,929	8,908
Seven years later	7,153	9,212	9,963
Eight years later	7,153	9,211
Nine years later	7,153
Ten years later

Liability estimated after:
One year later	7,264	9,959	10,882	9,066	7,758	7,336	6,616	6,469	9,894
Two years later	7,242	9,671	10,226	9,489	6,842	6,333	5,946	6,099
Three years later	7,247	9,656	10,249	9,217	6,340	6,122	5,779
Four years later	7,246	9,470	10,140	9,148	6,214	6,033
Five years later	7,263	9,349	10,123	9,034	6,112
Six years later	7,199	9,238	10,003	8,933
Seven years later	7,179	9,212	9,963
Eight years later	7,153	9,211
Nine years later	7,153
Ten years later

Cumulative total redundancy (deficiency)
Gross liability — end of year	6,230	8,468	12,580	12,415	9,861	9,677	8,480	8,426	12,343	17,232
Reinsurance recoverable	-	362	703	833	1,200	923	1,070	690	2,014	3,531
Net liability — end of year	6,230	8,106	11,877	11,582	8,661	8,754	7,410	7,736	10,329	13,701
Gross re-estimated liability — latest	7,153	9,933	11,147	10,027	6,849	6,328	5,799	6,162	12,415	17,232
Re-estimated reinsurance recoverables — latest	-	722	1,184	1,094	737	295	20	63	2,521	3,531
Net re-estimated liability — latest	7,153	9,211	9,963	8,933	6,112	6,033	5,779	6,099	9,894	13,701
Gross cumulative redundancy (deficiency)	$(923)	$(1,465)	$1,433	$2,388	$3,012	$3,349	$2,681	$2,264	$(72)	$-

Investments

Our investments in debt and equity securities are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a component of equity net of taxes. The goal of our investment activities is to complement and support our overall mission. As such, the investment portfolio’s goal is to maximize after-tax investment income and price appreciation while maintaining the portfolio’s target risk profile. An important component of our operating results has been the return on invested assets. Our investment objectives are (i) to preserve and grow capital and surplus, in order to improve our competitive position and allow for expansion of insurance operations; (ii) to ensure sufficient cash flow and liquidity to fund expected liability payments and otherwise support our underwriting strategy; (iii) to provide a reasonable and stable level of income; and (iv) to maintain a portfolio which will assist in attaining the highest possible rating from A.M. Best. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Information about Market Risk. In addition to any investments prohibited by the insurance laws and regulations of District of Columbia and any other applicable states, our investment policy prohibits the following investments and investing activities:

●	short sales;
●	purchase of securities on margin;
●	derivatives;
●	investment in commodities;
●	mortgage derivatives such as inverse floaters, interest only strips and principal only strips;
●	options, puts and futures contracts; and
●	any security that would not be in compliance with the regulations of the Department.

Our board of directors developed our investment policy and reviews the policy periodically. Exceptions to prohibitions discussed above are allowed with express written authority of the investment committee of our board of directors, but under no circumstance may such an exception exceed 10% of our invested assets. Our investment portfolio is managed internally. The following table sets forth information concerning our available for sale, fixed maturity investments:

	At December 31,
	2025		2024
	Cost or		Cost or
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value

Fixed maturity securities:
U.S. government	$893	$823	$880	$820
Municipal bonds - general obligations	7,941	8,048	6,317	6,142
Municipal bonds - special revenue	9,896	9,942	9,112	8,844
Corporate bonds - industrial and misc	12,473	12,508	15,260	15,205
Asset backed	1,811	1,519	1,200	898
Total fixed maturity securities	33,014	32,840	32,769	31,909
Redeemable preferred	600	591	1,161	1,074
Total available for sale securities	$33,614	$33,431	$33,930	$32,983

The following table summarizes the distribution of our portfolio of fixed maturity investments as a percentage of total estimated fair value based on credit ratings assigned by Standard & Poor’s Financial Services, LLC (“S&P”) at December 31, 2025, and 2024:

(dollars in thousands)	December 31, 2025		December 31, 2024
	Estimated	Percent of	Estimated	Percent of
Rating (1)	Fair Value	Total (2)	Fair Value	Total (2)

AAA	$2,836	8.6%	$1,148	3.6%
AA	16,629	50.6%	8,519	26.7%
A	1,037	3.2%	7,970	25.0%
BBB	10,729	32.7%	12,165	38.1%
BB	1,525	4.6%	2,062	6.5%
B	-	0.0%	46	0.1%
Unrated	84	0.3%	-	0.0%
Total	$32,840	100.0%	$31,909	100.0%

(1)

The ratings set forth in this table are based on the ratings assigned by S&P. If S&P’s ratings were unavailable, the equivalent ratings supplied by Moody’s Investors Service, Inc., Fitch Ratings, Inc. or the Securities Valuation Office of the National Association of Insurance Commissioners were used, where available.

(2)	Represents percent of fair value for classification as a percent of the total portfolio.

The table below sets forth the maturity profile of our investments in available for sale, fixed maturity securities by contractual maturity as of December 31, 2025. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	December 31, 2025
	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value (1)

Fixed income securities
Less than one year	$5,168	$5,190
One through five years	12,774	12,917
Five through ten years	10,787	10,995
Greater than ten years	2,474	2,219
Asset backed securities	1,811	1,519
Total fixed income securities	33,014	32,840
Redeemable preferred stock	600	591
Total AFS securities	$33,614	$33,431

(1)	Debt securities are carried at fair value in our financial statements.

As of December 31, 2025, our other invested assets consisted of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-capitalization public equities; (ii) an equity interest in Trustar Bank, a related-party community bank; (iii) an equity interest in CSE Credit Tenant Fund V, LLC, an unaffiliated limited liability company; and (iv) an equity interest in Ensurise Investors, Inc., an unaffiliated holding company formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations. During the year ended December 31, 2024, we recognized impairment losses totaling $558 thousand on two other invested assets — a limited partnership interest and our equity interest in Stream-IT.app — each of which was written down to a fair value of zero in 2024. Cumulative impairment losses on these investments, including amounts recognized in 2023, totaled $1.4 million. See Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Other invested assets for a discussion of our impairment policies.

The following table shows the cost and estimated fair values of such assets as of December 31, 2025, and 2024:

	December 31, 2025
	Carrying		Gross Unrealized		OTTI
(dollars in thousands)	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$3,129	$4,595	$1,466	$-	$-
Equity interest in Trustar Bank	250	266	16	-	-
Equity interest in CSE	225	225	-	-	-
Equity interest in Ensurise	500	500	-	-	-
Total other invested assets	$4,104	$5,586	$1,482	$-	$-

	December 31, 2024
	Carrying		Gross Unrealized		Cumulative OTTI
(dollars in thousands)	Cost	Value	Gains	Losses	Impairment (1)

Limited partnership investments	$3,235	$3,359	$1,001	$-	$(877)
Equity interest in Trustar Bank	250	250	-	-	-
Equity interest in Stream-IT.app	500	-	-	-	(500)
Total other invested assets	$3,985	$3,609	$1,001	$-	$(1,377)

(1)

Amounts shown represent cumulative other-than-temporary impairment losses recognized through December 31, 2024, including $675 thousand on the limited partnership interest and $144 thousand on Stream-IT.app recognized in 2023

As of December 31, 2025, the average years to final maturity of our fixed maturity investment portfolio was 3.69 years and the average duration was 2.89 years. As a result, the fair value of our investments may fluctuate significantly in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

We use quoted values and other data provided by independent pricing services as inputs in our process for determining fair values of our investments. The pricing services cover substantially all of the securities in our portfolio for which publicly quoted values are not available. The pricing services’ evaluations represent an exit price, a good faith opinion as to what a buyer in the marketplace would pay for a security in a current sale. The pricing is based on observable inputs either directly or indirectly, such as quoted prices in markets that are active, quoted prices for similar securities at the measurement date, or other inputs that are observable.

Our independent third-party investment management technology provider delivers to us pricing information that they obtain from independent pricing services to determine the fair value of our fixed maturity securities. After performing a detailed review of the information obtained from the pricing service, limited adjustments may be made by management to the values provided.

Our average cash and invested assets, net investment income, and return on average cash and invested assets for the years ended December 31, 2025, and 2024 were as follows:

(dollars in thousands)	2025	2024

Average cash and invested assets (1)	$54,624	$46,056
Net investment income	2,118	1,692
Return on average cash and invested assets	3.9%	3.7%

(1)	Average cash and invested assets does not include real estate held for the production of income.

A.M. Best Rating

A.M. Best Company, Inc. (“A.M. Best”) rates insurance companies based on factors of concern to policyholders. The latest rating evaluation by A.M. Best was published on June 11, 2025. In its latest evaluation, A.M. Best upgraded the Financial Strength Rating for FIC to “A-” (Excellent) from “B++” (Good) and the Long-Term Issuer Credit Rating to “a-” (Excellent) from “bbb+” (Good) (collectively, the “Credit Ratings”). The outlook assigned to the Credit Ratings was revised from “positive” to “stable”. According to the A.M. Best guidelines, companies with a Financial Strength Rating of “A-” are considered by A.M. Best to have “an excellent ability to meet their ongoing insurance obligations.” According to the A.M. Best guidelines, companies with an Issuer Credit Rating of “a-” are considered by A.M. Best to have “an excellent ability to meet their ongoing senior financial obligations.” These ratings evaluate the claims paying ability and financial strength of a company and are not an investment recommendation. In evaluating a company’s financial and operating performance, A.M. Best reviews:

●	the company’s profitability, leverage and liquidity;
●	its book of business;
●	the adequacy and soundness of its reinsurance;
●	the quality and estimated fair value of its assets;
●	the adequacy of its reserves and surplus;
●	its capital structure;
●	the experience and competence of its management; and
●	its marketing presence.

Competition

Given our focus on certain business class segments within the commercial auto insurance line of business, the market conditions for our business varies geographically. The level of competition we face in each of our target geographies is based upon the number and nature of the other market participants that are also actively seeking to write business for the business class segments that we target. In states that have less competition, our primary competitors are Progressive, National Indemnity, and GEICO. In states with a high degree of competition such as Ohio, Wisconsin, and Maryland, we compete with the competitors listed above, in addition to other specialty carriers such as Philadelphia Insurance Company, Lancer Insurance Company, and New York Marine & General, as well as competition from other regional carriers, excess and surplus lines companies, and risk retention groups. Despite significant competition, our management team believes the Company can continue to maintain and grow its market share.

Enterprise Risk Management

The enterprise risk management (“ERM”) function is the responsibility of our management team, the board of directors, and certain board committees. We have established ERM policies and procedures which have been approved by our board of directors. To ensure that the organization is operating in a manner consistent with these policies and procedures, we have established an ERM committee that consists of certain members of our senior management team, with each member representing a core functional area within the organization. The functional areas include: (i) strategic, (ii) investments, (iii) digital commerce and technology, (iv) finance, (v) business development, (vi) insurance operations, and (vii) product. Each member of the ERM committee is responsible for identifying and defining key risks and risk events for their respective functional area, prioritizing risks based on estimated impact and likelihood, establishing root cause analysis (“RCA”) maps, and developing risk mitigation action plans for each of the identified risks and risk events. The ERM committee meets on a regular basis and periodically reports to the board of directors throughout the year. To limit its exposure in the event of a lawsuit, the Company maintains a full line of insurance coverages, including errors and omissions, directors’ and officers’ liability, employment practices liability, and cyber liability insurance.

Legal Proceedings

We are, from time to time, involved in various legal proceedings in the ordinary course of business. While it is not possible to forecast the outcome of such legal proceedings, in light of existing insurance, reinsurance, and established reserves, we believe that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Properties

We have adopted a hybrid work-from-home employment model and anticipate needing significantly less leased office than we have had historically. We entered into a lease for one office suite, totaling 1,579 square feet, in Bethesda, Maryland under an operating lease that commenced September 1, 2022, and which had an original term expiring 41 months after commencement. In August 2025, the Company executed a lease amendment extending the term through January 31, 2029. We believe this office space will be adequate to accommodate the Company’s existing needs and any increase in workforce for the foreseeable future.

Employees

As of December 31, 2025, the Company had 26 employees, all of whom were full-time employees. We provide health, dental, disability, vision, and life insurance to our full-time employees. Full-time employees are also eligible for paid vacation and to participate in the FIC 401(k) plan, which features a safe harbor contribution by FIC equal to 3% of the employee’s eligible compensation. We have the option to make an additional profit-sharing contribution to the plan. The Company’s Employee Stock Ownership Plan (“ESOP”) is an integral component of long-term compensation and is also a valuable employee retention tool. The Company’s ESOP is a qualified retirement plan that grants shares of the Company’s stock to eligible employees. The ESOP provides a mechanism whereby employees can actively participate in building long-term value in alignment with the interests of other shareholders. None of our employees are covered by a collective bargaining agreement. We believe that relations with our employees are good.

Federal Income Tax

We file a U.S. federal income tax return that includes the pass-through income or loss of majority owned direct and indirect subsidiaries. State tax returns are filed depending on applicable laws. We record adjustments related to prior years’ taxes during the period in which they are identified, generally when the tax returns are filed. The effect of these adjustments on the current and prior periods (during which the differences originated) is evaluated based upon quantitative and qualitative factors and are considered in relation to the consolidated financial statements taken as a whole for the respective years. The provision for income taxes for the years ended December 31, 2025, and 2024, is comprised of the following:

	Years ended December 31,
(dollars in thousands)	2025	2024

Current federal income tax expense	$279	$111
Current state income tax expense	57	111
Deferred federal and state income tax expense	(263)	(129)
Income tax expense (benefit)	$73	$93

A reconciliation of the expected income tax expense to the actual income tax expense and the reconciliation of the federal statutory rate to our effective tax rate for the periods ended December 31, 2025, and 2024 is presented below:

	December 31,	% of Pre-Tax
(dollars in thousands)	2025	Income

Provision for income taxes at the statutory federal rate	$279	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividend received deduction	(14)	-0.3%
Tax exempt interest income	(5)	-0.1%
Proration	5	0.1%
Other	4	0.1%
State income tax	57	1.1%
Temporary differences:
Valuation allowance adjustment	236	4.3%
Prior year true-ups and other	(489)	-9.0%
Actual income tax, as provided in the consolidated financial statements	$73	1.3%

	December 31,	% of Pre-Tax
(dollars in thousands)	2024	Income

Provision for income taxes at the statutory federal rate	$241	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividend received deduction	(8)	-0.7%
Tax exempt interest income	(14)	-1.2%
Pass-through entity income	(27)	-2.3%
Proration	6	0.5%
Other	2	0.2%
State income tax	111	9.7%
Temporary differences:
Valuation allowance adjustment	(92)	-8.0%
Prior year true-ups and other	(126)	-11.0%
Actual income tax, as provided in the consolidated financial statements	$93	8.1%

Significant components of our deferred tax assets and liabilities as of December 31, 2025, and 2024 were as follows:

	December 31,	December 31,
(dollars in thousands)	2025	2024

Deferred tax assets:
Unearned premiums	$750	$657
Loss discounting	183	127
Net operating loss carryforward	2,117	2,763
Net investment securities unrealized loss	-	48
Lease liability	30	56
Defined benefit plan	190	41
Other	764	183
Valuation allowance adjustment	(1,384)	(1,149)
Total deferred tax assets	2,650	2,727

Deferred tax liabilities:
Right of use asset	31	-
Deferred policy acquisition costs	111	705
Unrealized gains on investments	417	-
Deferred gain -- 1031 exchange	1,879	1,879
Other	212	143
Total deferred tax liabilities	2,650	2,727

Net deferred tax liability	$-	$-

As December 31, 2025, we had net operating loss (“NOL”) carryforwards available for tax purposes of $10.1 million that will begin to expire in 2037. In 2015, ACIC Properties sold a building, placed the proceeds in trust, and then reinvested the proceeds in similar use (like-kind) property, availing itself of the ability (pursuant to Section 1031 of the tax code) to defer the taxes that would otherwise have been due on the gain. As a result, we established a deferred tax liability of $1.9 million (as shown above). In assessing the valuation of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance against deferred tax assets has been established, as we believe it is more likely than not the deferred tax assets will not be realized based on FIC’s historical taxable income or be offset to deferred tax liabilities. We had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2025, and 2024. If any had been recognized, these would have been reported in income tax expense. Generally, taxing authorities may examine our tax returns for three years from the date of filing. Our tax returns for the years ended December 31, 2022, through December 31, 2024, remain subject to examination.

Regulation

Our businesses are subject to a number of federal and state laws and regulations. These laws and regulations apply to FIC’s operations as an insurance company and FRM’s operations as a licensed insurance producer. Our operations are subject to extensive laws and government regulations, including administrative determinations, court decisions, and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders and not our shareholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance business, and we are regulated by the insurance departments of the states in which we sell insurance policies. The NAIC assists the various state insurance regulators in the development, review, and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

FIC is licensed as a property and casualty insurer in 34 states and the District of Columbia. State insurance laws regulate many aspects of our business. Such regulation is vested primarily in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, required reserve liability levels, permitted classes of investments, transactions among affiliates, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than shareholders. We are subject to financial and market conduct examinations by insurance regulators from our domiciliary states and from other states in which we do business. State laws and regulations governing the financial condition of insurers apply to FIC, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and minimum capital and surplus requirements, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers and their agents. State insurance regulators have the power to grant, suspend, and revoke licenses to transact business and to impose substantial fines and other penalties.

Agent Licensing

FIC sells its insurance products through FRM, its appointed insurance producer. FRM in turn also works with other independent distributors and independent agents. The states in which insurance agents operate require agents to obtain and maintain licenses to sell insurance products. In order to sell insurance products, the agents must be licensed by their resident state and by any other state in which they do business and must comply with regulations regarding licensing, sales and marketing practices, premium collection and safeguarding, and other market conduct practices. Consistent with various federal and state legal requirements, FRM monitors all of the agents that sell FIC policies, and FRM monitors the agencies with which the independent distributors and independent agents work in order to understand and evaluate the agencies’ training and general supervision programs relevant to regulatory compliance.

Financial Review

FIC is required to file detailed annual and quarterly financial reports with the insurance departments in the states in which we do business, and its business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business.

Market Conduct Regulation

The laws and regulations governing our insurance businesses include numerous provisions governing the marketplace activities of insurers, such as FIC, including regulations governing the form and content of disclosures to consumers, advertising, product replacement, sales and underwriting practices, complaint handling, and claims handling. State insurance regulators enforce compliance, in part, through periodic market conduct examinations.

Insurance Holding Company Regulation

All states in which FIC conducts insurance business have enacted legislation that requires each insurance company in a holding company system to register with the insurance regulatory authority of its state of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management, or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer’s statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Statutory surplus is the excess of admitted assets over statutory liabilities. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer’s state of domicile. These laws and regulations also require the holding company system to file an annual report identifying certain risks (“enterprise risks”) that, if not remedied, are likely to have a material adverse effect upon the financial condition of the insurer or its holding company system as a whole.

Dividend Limitations

As a holding company with no significant business operations of its own, the Company will depend on intercompany dividends or other distributions from its subsidiaries as the principal source of cash to meet its obligations. FIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance, Securities and Banking prior to their payment. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividend payments will be permitted. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources for additional information regarding the restrictions on FIC’s ability to pay dividends with the prior approval of the Department.

Change of Control

District of Columbia law requires advance approval by the Commissioner of Insurance of any direct or indirect change of control of a District of Columbia domiciled insurer, such as FIC. In considering an application to acquire control of an insurer, the Commissioner generally will consider such factors as experience, competence, and the financial strength of the applicant, the integrity of the applicant’s board of directors and officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive effects that may result from the acquisition. Under District of Columbia law, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring, directly or indirectly, 10% or more of our common stock would need the prior approval of the District of Columbia Commissioner of Insurance, or a determination from the Commissioner that “control” has not been acquired. Under Section 31-906(l) of the D.C. Official Code, no person, together with such purchaser’s associates or a group acting in concert, may acquire, directly or indirectly, more than 5% of the capital stock of the Company for a period of five years from the effective date of the conversion without the approval of the District of Columbia Commissioner of Insurance. In addition, a person seeking to acquire, directly or indirectly, control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquirer and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition may not be required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation.

Risk Based Capital (RBC) Requirements

The NAIC has established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s RBC. The RBC model act provides that insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk, and business risk. For each category, the capital requirement is determined by applying factors to various assets, premium, and reserve items, with the factor being higher for those items with greater underlying risk and lower for comparatively lower risk items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. If an insurer’s total adjusted capital (“TAC”), which for FIC approximates its statutory capital and surplus, falls below specified levels in relation to its RBC, an insurer would be subject to different degrees of regulatory action depending upon the relationship of its TAC to its RBC. These actions range from requiring the insurer to propose actions to correct the capital deficiency, to placing the insurer under regulatory control. For example, if FIC’s TAC were equal to or less than its “company action level” RBC, FIC could be subject to a wide range of regulatory measures, including a requirement that FIC submit a written plan for capital strengthening to the Department. A company’s “company action level” RBC is equal to two times its “authorized control level” RBC. As of December 31, 2025, FIC’s “authorized control level” RBC was $5.8 million, which results in a “company action level” RBC of $11.7 million. As of December 31, 2025, FIC’s TAC of $41.8 million was more than its “company action level” RBC, exceeding the threshold by $30.1 million. Our other operating subsidiaries and the Company are not subject to RBC requirements.

NAIC Ratios

The NAIC is a voluntary association of state insurance commissioners formed to discuss issues and formulate policy with respect to regulation, reporting, and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states, and to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model insurance laws, regulations, and guidelines have been promulgated by the NAIC as minimum standards by which state regulatory systems and regulations are measured. The NAIC also has established a set of 13 financial ratios to assess the financial strength of insurance companies. The key financial ratios of the NAIC’s Insurance Regulatory Information System, or IRIS, which were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies these key financial ratios and specifies a range of “unusual values” for each ratio. The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range. For the year ended December 31, 2025, FIC was within the “usual” range for all but one ratio. The ratio outside the “usual” range was the “Change in Net Premiums Written” ratio which was due to our significant premium growth in 2025.

Statutory Accounting Principles (SAP)

SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Shareholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP. State insurance laws and regulations require FIC to file with state insurance departments publicly available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. State insurance laws require that the annual statutory financial statements be audited by an independent public accountant and that the audited statements be filed with the insurance departments in states where the insurer transacts business.

State Insurance Guaranty Funds Laws

In most states, there is a requirement that property and casualty insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent, or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the written premium in the state by member insurers in the lines of business in which the impaired, insolvent, or failed insurer is engaged. Some states permit member insurers to recover such paid assessments through full or partial premium tax offsets. Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments against FIC in the future. At this time, we are not aware of any material liabilities for guaranty fund assessments that apply to FIC with respect to impaired or insolvent insurers that are currently subject to insolvency proceedings.

Regulation of Investments

FIC is subject to state laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity real estate, mortgages, other equity investments, foreign investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in most instances, require divestiture.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed for the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition, and results of operations.

Other Laws and Regulations

USA Patriot Act and similar regulations

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures, and controls.

Privacy of consumer information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information, and the electronic transmission of such information.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-K constitutes forward-looking information that involves risks and uncertainties. Please see Special Note Regarding Forward-Looking Statements for more information.

Overview

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company. FIC is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC, each of which own commercial real estate in the District of Columbia. References to the Company’s financial information in this report are to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis.

Through our wholly owned subsidiaries, we operate as a specialist commercial automobile insurance business. FIC was incorporated in the District of Columbia in 1938 and is rated A- by A.M. Best. As of December 31, 2025, FIC was licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s insurance products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of December 31, 2025, FRM was licensed as a property and casualty insurance producer in 34 states and the District of Columbia. Through our wholly owned subsidiaries, we market and underwrite commercial automobile insurance products. We are focused on delivering these commercial automobile insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Historically, we have focused on the public automobile business class segment (“public auto segment”) within the commercial automobile insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. In recent years we have developed and sold commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”).

For the year ended December 31, 2025, we had net premiums written of $33.3 million, net premiums earned of $31.1 million, and net income attributable to the Company of $5.4 million. For the year ended December 31, 2024, we had net premiums written of $27.4 million, net premiums earned of $22.1 million, and a net income attributable to the Company of $1.1 million.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

Premiums earned

Premium earned is the earned portion of our net premium written. Gross premium written includes all premium recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premium that is not yet earned is included in unearned premium and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1 of a given calendar year, one-half of the premiums would be earned in the calendar year in which the policy was written, and the other half would be earned in the following calendar year.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents, fixed maturity securities, equities, and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment (“OTTI”) or sold for an amount less than their cost or amortized cost, as applicable. Our portfolio of investment securities is managed internally.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite policies are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes, and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal policies. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, technology software licensing and support, rent, office supplies, depreciation, and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are written premium, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, net premiums written to statutory surplus ratio, underwriting income (loss), net income (loss) and return on equity.

We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, and underwriting income (loss). We measure consolidated profitability by examining net income (loss).

Premiums written

Gross premiums written represent the premiums from policies written during the period, before taking into account any premiums ceded to reinsurers. Ceded premiums written represent the premiums ceded to reinsurers during the period. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers.

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The expense ratio is the ratio (expressed as a percentage) of underwriting expenses to premiums earned. As described in this report, we define underwriting expenses as policy acquisition costs and other operating expenses attributable to our insurance segment (net of service fee and other income). In calculating our underwriting expenses, we also include the following items: (i) depreciation and amortization expenses attributable to our insurance segment and (ii) rent expense (net of sublease income). The expense ratio measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profitability. If the GAAP combined ratio is below 100%, we are making an underwriting profit margin. If the GAAP combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate. In determining net premiums written to statutory surplus for a given year, net premiums written is divided by beginning statutory surplus for that year.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from earned premiums.

Net income (loss) and return on equity

We use net income (loss) to measure our profit and return on equity to measure our effectiveness in utilizing equity to generate net income. In determining return on equity for a given year, net income (loss) is divided by the beginning equity for that year.

Critical Accounting Policies

General

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

Investments

We classify our investments in all debt and equity securities as available-for-sale.

Available-for-sale securities

Debt and equity securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses on debt securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. Changes in the fair value of equity securities are recognized as a component of net earnings.

Credit losses on fixed income securities

Under ASC 326, Financial Instruments — Credit Losses, available-for-sale ("AFS") debt securities are evaluated for impairment under a two-step process that separates credit-related losses from non-credit-related losses.

When the fair value of an AFS debt security is below its amortized cost basis, we first assess whether the decline is due to credit-related factors or other factors (such as changes in market interest rates). A credit loss exists when we do not expect to recover the entire amortized cost basis of the security. Credit losses on AFS debt securities are recognized through an allowance for credit losses ("ACL") rather than as a direct write-down of the amortized cost basis and are limited to the amount by which the amortized cost basis exceeds the fair value of the security. Non-credit-related unrealized losses continue to be recognized in other comprehensive income (loss).

A full write-down of the amortized cost basis to fair value — bypassing the ACL — is recorded through earnings when either: (1) we intend to sell the security, or (2) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. In these circumstances, any previously recorded ACL is also reversed.

We regularly evaluate our fixed income securities using both quantitative and qualitative criteria to assess whether a credit loss allowance is required. The key factors considered include:

●	The extent to which the fair value is below amortized cost;
●	Adverse changes in the financial condition of the issuer, including deterioration in cash flows expected from the security;
●

The occurrence of a discrete credit event, such as the issuer defaulting on a material obligation, seeking protection under bankruptcy laws, or proposing a reorganization under which creditors would receive cash or securities with a fair value substantially below par;

●

Our assessment of the probability of recovering the entire amortized cost basis of the security prior to maturity, giving consideration to the present value of expected future cash flows relative to the amortized cost basis; and

●	Our intent and ability to hold the security until recovery or maturity.

The allowance for credit losses on AFS debt securities is established at the individual security level. Changes in the ACL are recognized in earnings as a component of credit loss expense. Securities are written off against the ACL when we determine that recovery is no longer expected. Recoveries of amounts previously written off are recognized when received.

Quantitative and qualitative criteria are considered during this process to varying degrees depending on the sector and type of fixed income security being analyzed.

Corporate securities

We perform a qualitative and quantitative evaluation of corporate debt securities where fair value is below amortized cost to determine whether a credit loss allowance is required. The analysis begins with an assessment of the issuer's industry position and competitive dynamics, including factors that support the issuer's underlying profit structure (e.g., reserve profile for exploration and production companies), competitive advantages (e.g., distribution network), and management strategy. We also evaluate trends in return on invested capital as an indicator of the issuer's ability to generate sufficient cash flows to service its obligations.

To estimate the credit loss component, we assess the present value of expected future cash flows relative to the amortized cost basis of the security. In making this assessment, we consider additional factors including the issuer's liquidity position, asset values, cash flow generation capacity, and relevant industry valuation multiples. The allowance for credit losses is established at the individual security level and is limited to the amount by which the amortized cost basis exceeds the fair value of the security.

Municipal securities

We evaluate municipal debt securities where fair value is below amortized cost to determine whether a credit loss allowance is warranted. The analysis is conducted on both a quantitative and qualitative basis and includes an assessment of the specific factors contributing to the unrealized loss position, such as changes in market interest rates, deterioration in the credit quality of the issuing municipality or obligor, and broader sector or regional economic conditions.

To determine whether a credit loss exists, we assess whether the present value of expected future cash flows from the security is sufficient to recover the amortized cost basis. Where the expected recovery value — based on the issuer's revenue sources, debt service coverage, and financial condition — supports full recovery of amortized cost, no credit loss allowance is established and any unrealized loss remains in other comprehensive income (loss). Where expected cash flows indicate a shortfall, a credit loss allowance is recorded through earnings, limited to the difference between the amortized cost basis and the security's fair value.

Structured securities

For structured securities, we estimate expected credit losses using a cash flow-based analytical approach. The analysis relies on actual collateral performance metrics, including voluntary prepayment rates, gross default rates, and loss severity, sourced from third-party data providers or remittance reports. These performance measures, generally based on six-month average collateral experience, are applied on a forward-looking basis throughout the remaining term of the transaction using forecasted cash flows. The forecasted cash flows are then applied through the transaction's structural waterfall — reflecting priority of payments, subordination levels, and performance triggers — to determine whether projected losses are expected to result in a shortfall to the tranche being evaluated ("Loss to Tranche").

For sectors or securities where actual losses have been minimal or have not yet been observed — such as certain Prime Residential Mortgage-Backed Securities ("RMBS") and Commercial Mortgage-Backed Securities ("CMBS") — sector-based assumptions are applied or an alternative quantitative or qualitative analysis is performed to estimate expected credit losses.

Where the present value of expected cash flows, discounted at the security's effective interest rate at the time of acquisition (or most recent ACL assessment), is less than the amortized cost basis, a credit loss allowance is established for the difference, subject to the limitation that the allowance cannot exceed the amount by which amortized cost exceeds fair value. Changes in expected cash flows in subsequent periods result in adjustments to the allowance for credit losses, with increases recognized in earnings and decreases reversed through earnings.

Property and equipment

Property and equipment (including major renewals, replacements and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Other invested assets

Other invested assets consist of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-cap public equities, (ii) a minority equity interest in Trustar Bank, a related-party community bank serving the Washington, D.C. metropolitan area, (iii) an equity interest in CSE Credit Tenant Fund V, LLC ("CSE Fund V"), an unaffiliated North Carolina limited liability company organized to acquire and develop single-tenant and credit tenant-anchored commercial real estate properties, and (iv) an equity interest in Ensurise Investors, Inc., a holding company formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations.

Limited Partnerships - Our non-controlling interests in unaffiliated limited partnerships are carried at our pro rata share of the partnerships' audited GAAP equity, which represents the fair value equivalent of these investments.

Trustar Bank - FIC holds a minority equity investment in Trustar Bank. FIC has three directors that also serve on the board of directors of Trustar Bank. Accordingly, FIC has determined that it has the ability to exercise significant influence over Trustar Bank's operating and financial policies, and this investment is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

CSE Fund V - FIC's investment in CSE Fund V is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures and is carried at FIC's proportionate share of CSE Fund V's net asset value.

Ensurise Investors, Inc. - FRM's Class B Units in Ensurise Investors, Inc., do not trade on an active market and do not have a readily determinable fair value. In accordance with ASC 321, Investments — Equity Securities, FRM has elected the measurement alternative, whereby this investment is carried at cost, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer, less any impairment.

Impairment of other invested assets.

Our other invested assets consist of equity investments and are outside the scope of ASC 326, Financial Instruments — Credit Losses. We evaluate these investments for impairment at each reporting period under the framework applicable to each category, as described below.

Limited partnership investments measured at net asset value - For our non-controlling interests in limited partnerships that do not have readily determinable fair values, we measure fair value using net asset value per share (or its equivalent) as a practical expedient in accordance with ASC 820, Fair Value Measurement. Impairment of these investments is generally captured through changes in the reported net asset value. At each reporting period, we also evaluate qualitative indicators of impairment that may not be fully reflected in the reported net asset value, including: (i) significant deterioration in the performance or financial condition of the fund or its underlying portfolio holdings; (ii) restrictions or suspensions on redemptions that may indicate liquidity concerns; (iii) fund-level events such as wind-downs or distributions at amounts substantially below carrying value; and (iv) the duration and severity of any decline in reported net asset value below our carrying amount. If our assessment indicates that a decline in the fair value of a limited partnership investment below our carrying amount is other than temporary and is not otherwise reflected in the reported net asset value, we write the investment down to fair value and recognize the loss in earnings.

Equity investments accounted for under the measurement alternative - For equity investments without readily determinable fair values that we account for under the measurement alternative in ASC 321, Investments — Equity Securities, we carry the investment at cost, less impairment, plus or minus observable price changes in orderly transactions for identical or similar investments of the same issuer. At each reporting period, we perform a qualitative assessment to identify indicators of impairment, including: (i) significant deterioration in the earnings performance, credit rating, asset quality or business prospects of the investee; (ii) significant adverse changes in the regulatory, economic, technological or competitive environment in which the investee operates; (iii) significant adverse changes in the general market condition of either the geographical area or the industry in which the investee operates; (iv) bona fide offers to purchase or sell similar investments at amounts less than the carrying amount; and (v) factors that raise significant concerns about the investee's ability to continue as a going concern. If our qualitative assessment indicates that an investment is impaired, we estimate the fair value of the investment and, if the carrying amount exceeds fair value, recognize an impairment loss in earnings equal to the difference. The reduced carrying amount becomes the new cost basis, and the impairment loss is not reversed if the investment subsequently recovers in value.

During the year ended December 31, 2024, we recognized impairment losses totaling $558 thousand on two other invested assets, one limited partnership interest measured at net asset value and one equity interest accounted for under the measurement alternative. In each case, management determined that the decline in fair value below our carrying amount was other than temporary, and each investment was written down to a fair value of zero during 2024. Cumulative impairment losses on these investments totaled $1.4 million, of which $819 thousand was recognized in 2023 and disclosed on our annual report Form 1-K for the year ended 2023. Because both investments have been fully impaired, they are not presented in our other invested assets schedule as of December 31, 2025. No impairment losses on other invested assets were recognized during the year ended December 31, 2025.

Investment income

Interest on fixed maturities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the settlement date, which does not differ significantly from trade date accounting.

Cash and cash equivalents

Cash consists of uninvested balances in bank accounts. Cash equivalents consist of investments with original maturities of 90 days or less, primarily AAA-rated prime and government money market funds. Cash equivalents are carried at cost, which approximates fair value. The Company has not experienced losses on these instruments.

Unpaid losses and loss adjustment expense reserves

We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims (loss adjustment expenses or “LAE”). Our loss reserves consist of case reserves, which are reserves for claims that have been reported to us; defense and cost containment expense (“DCC”) reserve, which includes all defense and litigation-related expenses, whether internal or external to us; Adjusting and Other reserves (“A&O”), which includes internal claims adjustment expenses; and reserves for claims that have been incurred but have not yet been reported or for case reserve deficiencies or redundancies (“IBNR”).

When a claim is reported to us, our claims personnel establish a case reserve for the estimated amount of the ultimate payment. The amount of the loss reserve for the reported claim is based primarily upon a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved. Case reserves are reviewed on a regular basis and are updated as new data becomes available.

In addition to case reserves, we maintain an estimate of reserves for losses and loss adjustment expenses incurred but not reported. Some claims may not be reported for several years. As a result, the liability for unpaid losses and loss adjustment reserves includes significant estimates for IBNR.

We utilize an independent actuary to assist with the estimation of our loss and LAE reserves on an annual basis. This actuary prepares estimates of the ultimate liability for unpaid losses and LAE based on established actuarial methods described below. Our management reviews these estimates and supplements the actuarial analysis with information not fully incorporated into the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy. We may adjust the actuarial estimates based on this supplemental information in order to arrive at the amount recorded in the financial statements.

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amount payable.

Policy acquisition costs

We defer commissions, premium taxes, and certain other costs that are incrementally or directly related to the successful acquisition of new or renewal insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

Premiums

Premiums are recorded and billed and recognized as income ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums represent the portion of premiums written relative to the unexpired terms of coverage. Unearned premiums are calculated on a daily pro rata basis. A premium deficiency reserve is recognized if the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums. We anticipate investment income, if applicable, as a factor in the premium deficiency calculation.

Reinsurance

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets rather than netted against the related liabilities, as reinsurance does not relieve us of our primary legal liability to our policyholders. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and in accordance with the terms of the applicable reinsurance agreement.

Reinsurance balances recoverable are financial assets subject to credit loss evaluation under ASC 326, Financial Instruments — Credit Losses. We assess our reinsurance recoverables each reporting period to determine whether an allowance for credit losses is necessary. This assessment considers both quantitative and qualitative factors, including:

●	The financial strength ratings assigned to each reinsurer by AM Best and S&P;
●	Trends in reinsurer financial condition, including changes in capitalization, underwriting performance, and liquidity;
●	The size and aging of outstanding reinsurance recoverable balances;
●	The existence of disputes or collection delays; and
●	Collateral held, including letters of credit and funds withheld arrangements, which reduce our net credit exposure.

Based on our most recent assessment, we have determined that no allowance for credit losses is required. If in a future period our assessment indicates that expected credit losses exist, an allowance will be established and recognized in earnings in the period of the change.

Real estate held for the production of income

Real estate leases are recognized in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (i) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the building and (ii) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at lease inception. Operating lease income is recognized on a straight-line basis over the life of the lease.

Income taxes

Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carryforwards. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in its financial statements as required. As it relates to uncertainties in income taxes, unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

As an insurance company, FIC is subject to minimal state income tax liabilities. On a state basis, since the majority of income is from insurance operations, FIC pays premium taxes in lieu of state income tax. Premium taxes are a component of policy acquisition costs and calculated as a percentage of gross premiums written.

Defined Benefit Plan

We sponsor a noncontributory defined benefit pension plan, which was frozen to future benefit accruals in a prior period. As of December 31, 2025, the plan had assets with a fair value of approximately $4.1 million, invested primarily in equity and debt securities. Changes in the funded status of the plan are recognized in other comprehensive income (loss), net of tax, and amortized into net periodic benefit cost over time. The actuarial assumptions used to measure the plan's benefit obligation — principally the discount rate and the expected long-term rate of return on plan assets — involve significant judgment and can have a material effect on other comprehensive income (loss) and accumulated other comprehensive loss. See Note 12 to our consolidated financial statements for additional information regarding the plan.

Comprehensive earnings

Comprehensive earnings include net earnings plus unrealized gains/losses on available-for-sale debt securities, reclassification adjustments for losses on available-for-sale debt securities included in net income, and defined benefit plan actuarial adjustments, net of tax. In reporting the components of comprehensive earnings on a net basis in the statement of earnings, we used a 21% percent tax rate.

Reserving methods

In developing our losses and DCC reserve estimates, we relied upon several widely used and accepted loss reserving methods (described below). Based on the deemed predictive qualities of each of the applied methods, we selected estimated ultimates by year in order to determine our reserve estimates.

●	Paid Loss Development – historical patterns of paid loss development are used to project future paid loss emergence in order to estimate required reserves.

●

Incurred Loss Development – historical patterns of incurred loss development, reflecting both paid losses and changes in case reserves, are used to project future incurred loss emergence in order to estimate required reserves.

●

Paid Bornhuetter-Ferguson (“BF”) – an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been paid, based on historical paid loss development patterns. The estimate of required reserves assumes that the remaining unpaid portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of paid losses exists at the early stages of the claims development process.

●

Incurred Bornhuetter-Ferguson (“BF”) - an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been reported, based on historical incurred loss development patterns. The estimate of required reserves assumes that the remaining unreported portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of reported losses exists at the early stages of the claims development process.

●

Incremental Claim-Based Methods – historical patterns of incremental incurred losses and paid LAE during various stages of development are reviewed and assumptions are made regarding average losses and LAE development applied to remaining claims inventory. Such methods more properly reflect changes in the speed of claims closure and the relative adequacy of case reserve levels at various stages of development. These methods may provide a more accurate estimate of IBNR for lines of business with relatively few remaining open claims but for which significant recent settlement activity has occurred.

●

Frequency / Severity Based Methods – historical measurements of claim frequency and average paid claim size (severity) are reviewed for more mature accident years where a majority of claims have been reported and/or closed. These historical averages are trended forward to more recent periods in order to estimate ultimate losses for newer accident years that are not yet fully developed. These methods are useful for lines of business with slow and/or volatile loss development patterns, such as liability lines where information pertaining to individual cases may not be completely known for many years. The claim frequency and severity information for older periods can then be used as reasonable measures for developing a range of estimates for more recent immature periods.

Range of estimates

In addition to our actuarial reported estimate, we have also developed a range of estimates. This range is not designed to represent minimum or maximum possible outcomes. It is developed to represent low and high ends for a reasonable range of expected outcomes given the selection of alternative, but reasonable assumptions. Actual results may fall outside of this range.

High and low net reserve estimates were developed by stressing our expected loss ratio and loss development factor selections. By applying a factor to increase (and decrease) these assumptions, we developed high (and low) ultimate losses and DCC estimates. These estimates, along with paid and incurred loss information, result in a range of reserves. The gross reserve range is based on selected percentages which produce a range which is slightly wider than the net range.

We estimate IBNR reserves by first deriving an actuarially based estimate of the ultimate cost of total losses and loss adjustment expenses incurred by line of business as of the financial statement date. We then reduce the estimated ultimate losses and loss adjustment expenses by losses and loss adjustment expense payments and case reserves carried as of the financial statement date. The actuarially determined estimate is based upon indications from one of the above actuarial methodologies or uses a weighted average of these results. The specific method used to estimate the ultimate losses for individual lines of business, or individual accident years within a line of business, will vary depending on the judgment of the actuary as to what is the most appropriate method for a line of business’ unique characteristics. Finally, we consider other factors that impact reserves that are not fully incorporated in the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by line of business due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. We continually refine our loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We consider all significant facts and circumstances known at the time loss reserves are established.

Due to the inherent uncertainty underlying loss reserve estimates, final resolution of the estimated liability for losses and loss adjustment expenses may be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses, as claims are settled in the future, may be materially higher or lower in amount than current loss reserves. We reflect adjustments to loss reserves in the results of operations in the period the estimates are changed.

Results of Operations

Our results of operations are influenced by factors affecting the commercial auto insurance industry in general. The operating results of the United States commercial auto insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial auto insurance industry historically has been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced commercial business. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net (loss) income for the years ended December 31, 2025, and 2024 are as follows:

	For the year ended
	December 31,
(dollars in thousands)	2025	2024

Revenues
Net premiums earned	$31,134	$22,064
Income from real estate held for investment	2,331	2,320
Investment income, net of investment expense	2,118	1,691
Realized investment losses, net	(85)	(405)
Unrealized gains on equity securities, net	755	853
Service fee and other income, net of expense	83	(186)
Total revenues	36,336	26,337

Expenses
Losses and loss adjustment expenses	15,485	11,483
Policy acquisition costs and other operating expenses	12,847	11,113
Depreciation and amortization	1,185	1,185
Interest expense on debt	1,123	1,128
Other expenses	255	281
Total expenses	30,895	25,190

Income before income taxes	5,441	1,147
Income tax expense	73	93
Net loss attributable to noncontrolling interest	5	1
Net income	5,363	1,053
Total other comprehensive earnings	938	438
Comprehensive income	$6,306	$1,492

Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

Premiums

For the year ended December 31, 2025, gross premiums written were $35.4 million, compared to $28.5 million for the year ended December 31, 2024. Gross premiums written increased by $6.9 million, or 24%, in 2025 primarily due to an increase in the number of active distribution partners, which grew from 250 in 2024 to 317 in 2025. For the year ended December 31, 2025, net premiums written were $33.3 million, compared to $27.4 million for the year ended December 31, 2024. Net premiums written increased by $5.9 million, or 22%, in 2025. For the year ended December 31, 2025, net premiums earned were $31.1 million, compared to $22.1 million for the year ended December 31, 2024. Net premiums earned increased by $9.0 million, or 41%, in 2025.

For the year ended December 31, 2025, we ceded to reinsurers $2.1 million of premiums written, compared to $1.1 million for the year ended December 31, 2024. Ceded premiums written as a percentage of gross premiums written were 6% in 2025, compared to 4% in 2024. In 2024, we recorded an adjustment to ceded premiums written and earned, which related to prior years’ reinsurance payments, of $301 thousand. The impact of this adjustment was a decrease in ceded premiums written and earned of $301 thousand and an increase in net premiums written and earned of $301 thousand. Excluding the impact of this adjustment, ceded premiums written as a percentage of gross premiums written was 5%.

Premiums are earned ratably over the term of the policy whereas written premiums are reflected on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income totaled $28.3 million and $28.9 million as of December 31, 2025, and 2024, respectively, and generated income of $2.3 million in each year.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 95.1% and 93.4% of the fixed income portfolio consisted of readily marketable, investment-grade fixed-income securities as of December 31, 2025, and 2024, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

For the year ended December 31, 2025, net investment income was $2.1 million, compared to $1.7 million for the year ended December 31, 2024. Net investment income increased by $427 thousand, or 25%, in 2025 primarily due to an increase in average cash and invested assets. For the year ended December 31, 2025, average cash and invested assets were $54.6 million, compared to $46.1 million in 2024. Average cash and invested assets increased by $8.6 million, or 19%, in 2025 primarily due to growth in gross premiums written. For additional information, see Item 1. Business — Investments.

Unrealized gains (losses) on equity securities, net

For the year ended December 31, 2025, net unrealized gains on equity securities were $0.8 million, compared to $0.9 million in 2024.

Other income, net

Other income consists of service charges to policyholders for services outside of the base premium, such as installment billing fees and policy endorsement costs, as well as other miscellaneous revenue. These amounts are presented net of bad debt expense, changes in the allowance for doubtful accounts, and other miscellaneous fees.

For the year ended December 31, 2025, other income was $83 thousand compared to $(186) thousand in 2024, an improvement of $269 thousand. The improvement reflects two factors: higher service fee income driven by growth in gross premiums written, and a significant reduction in bad debt expense resulting from billing process improvements implemented in connection with our new policy management system.

Loss and loss adjusting expense

The table below details our unpaid losses and settlement expenses (“LAE”) and loss reserves for the years ended December 31, 2025, and December 31, 2024:

	December 31,
(dollars in thousands)	2025	2024

Unpaid losses and LAE at beginning of year:
Gross	$12,344	$8,426
Ceded	(2,015)	(690)
Net	10,329	7,736

Increase (decrease) in incurred losses and LAE:
Current year	15,920	12,754
Prior years	(435)	(1,271)
Total incurred	15,485	11,483

Loss and LAE payments for claims incurred:
Current year	7,642	6,009
Prior years	4,471	2,880
Total paid	12,113	8,889
Net unpaid losses and LAE at end of year	$13,701	$10,329

Unpaid losses and LAE at end of year:
Gross	17,232	12,344
Ceded	3,531	2,015
Net	$13,701	$10,329

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates as those estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small specialty insurer with a niche product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

For the year ended December 31, 2025, net losses and LAE incurred were $15.5 million, compared to $11.5 million for the year ended December 31, 2024. The calendar year loss and loss adjustment expense ratios were 49.7% and 52.0% for the years ended December 31, 2025, and December 31, 2024, respectively. We experienced favorable development in 2025 relative to the December 31, 2024 reserve estimates, primarily from the 2023 and 2024 accident years.

Policy acquisition costs and other operating expenses

For the year ended December 31, 2025, policy acquisition costs and other operating expenses totaled $12.8 million, compared to $11.1 million in 2024, an increase of $1.7 million. The increase was driven primarily by three factors: higher commission expenses commensurate with growth in written premiums; increased technology costs reflecting continued investment in our policy management and data infrastructure; and higher compensation costs attributable to strategic additions in claims handling and data analytics capabilities as well as performance-based incentive compensation.

Expense ratio

For the year ended December 31, 2025, our underwriting expenses were $13.1 million, comprised of (i) $12.8 million of policy acquisition costs and other operating expenses, (ii) $267 thousand of depreciation and amortization expenses attributable to our insurance segment (which primarily relates to amortization of intangible assets related to our acquisition of FRM), (iii) $58 thousand of net lease expenses (lease expense net of sublease income), and (iv) $83 thousand of service fee and other income. For the year ended December 31, 2025, our expense ratio was 42%. For the year ended December 31, 2024, our underwriting expenses were $11.6 million, comprised of (i) $11.1 million of policy acquisition costs and other operating expenses, (ii) $267 thousand of depreciation and amortization expenses attributable to our insurance segment (which primarily relates to amortization of intangible assets related to our acquisition of FRM), (iii) $65 thousand of net lease expenses (lease expense net of sublease income), and (iv) $(186) thousand of service fee and other income. For the year ended December 31, 2024, our expense ratio was 52.7%.

Underwriting results

The table below details our underwriting results for the years ended December 31, 2025, and December 31, 2024:

	For the year ended
	December 31,
(dollars in thousands)	2025	2024

Net premiums earned	$31,134	$22,064
Loss and loss adjusting expense	(15,485)	(11,483)
Underwriting expense	(13,089)	(11,632)
Underwriting income (loss)	$2,560	$(1,051)

Loss and loss adjustment expense ratio	49.7%	52.0%
Expense ratio	42.0%	52.7%
Combined ratio	91.7%	104.7%

Income tax expense (benefit)

The table below details our income tax expense for 2025 and 2024:

(dollars in thousands)	2025	2024

Current federal income tax expense	$279	$111
Current state income tax expense	57	111
Deferred federal and state income tax expense	(263)	(129)
Income tax expense	$73	$93

The Company has federal net operating loss carryforwards of $10.1 million as of December 31, 2025, and has a full valuation allowance equal to the net deferred tax assets as of December 31, 2025, and 2024. FRM incurred $57 thousand of state income tax in 2025. The deferred federal and state income tax expense resulted from recording other comprehensive income net of tax.

Financial Position

The major components of our assets and liabilities as of December 31, 2025, and 2024 are as follows:

	As of
	December 31,	December 31,
(dollars in thousands)	2025	2024

Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost - $33,014 and $32,770 at December 31, 2025 and 2024, respectively)	$32,840	$31,908
Redeemable preferred stock, at fair value	591	1,074
Perpetual preferred stock, at fair value	91	95
Common stock, at fair value	1,862	1,287
Other invested assets	5,586	3,609
Real estate held for the production of income, net	28,319	28,931
Cash and cash equivalents	19,471	10,833
Total investments and cash	88,760	77,737

Accrued investment income	310	288
Premium and reinsurance balances receivable	12,215	11,872
Ceded unearned premiums	114	109
Reinsurance balances recoverable on unpaid losses	3,531	2,015
Deferred policy acquisition costs	528	491
Straight line rent receivable	2,466	2,453
Leases in place	2,091	2,302
Right-of-use asset, net	146	55
Goodwill and other intangibles	5,542	5,809
Federal income tax receivable	281	-
Defined benefit pension asset	535	5
Other assets	1,269	1,572
Total assets	$117,788	$104,706

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	$17,232	$12,344
Unearned premiums	17,844	15,667
Reinsurance balances payable	55	90
Notes payable	24,878	25,612
Accrued expenses	3,597	2,852
Operating lease liability, net	143	298
Federal income tax payable	-	111
Other liabilities	572	580
Total liabilities	64,321	57,554

Mezzanine equity:
Preferred stock	-	-
Additional paid-in capital	5,227	5,227
Shareholders' equity:
Common stock	21	21
Treasury stock	(283)	(210)
Additional paid-in capital	16,937	16,591
Unearned employee stock ownership plan shares	(1,218)	(1,421)
Retained earnings	32,853	27,957
Accumulated other comprehensive income (loss), net of tax	(776)	(1,714)
Noncontrolling interest	706	701
Total equity	53,467	47,152
Total liabilities and stockholders' equity	$117,788	$104,706

Unpaid losses and LAE

Our reserves for unpaid losses and LAE are summarized below:

	As of December 31,
(dollars in thousands)	2025	2024

Case reserves	$10,989	$7,812
IBNR reserves	2,712	2,517
Net unpaid losses and LAE	13,701	10,329
Reinsurance recoverable on unpaid losses and LAE	3,531	2,015
Gross reserves for unpaid losses and LAE	$17,232	$12,344

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management.

The following table provides case and IBNR reserves for losses and loss adjustment expenses as of December 31, 2025, and 2024:

As of December 31, 2025
				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$10,536	$2,612	$13,148	$10,898	$12,224
Commercial auto physical damage	453	100	553	1,341	1,595
Total net amount	10,989	2,712	13,701	12,239	13,819
Reinsurance recoverables	2,263	1,268	3,531	3,320	4,174
Total gross amounts	$13,252	$3,980	$17,232	$15,559	$17,993

As of December 31, 2024
				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$7,411	$2,392	$9,803	$7,954	$9,320
Commercial auto physical damage	401	125	526	1,032	1,242
Total net amount	7,812	2,517	10,329	8,986	10,562
Reinsurance recoverables	1,081	934	2,015	1,844	2,459
Total gross amounts	$8,893	$3,451	$12,344	$10,830	$13,021

Our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. We believe that the actuarially determined ranges represent reasonably likely changes in the losses and LAE estimates, however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on his knowledge and judgment. In making these judgments the actuary typically assumed, based on his experience, that the larger the reserve the less volatility and that property reserves would exhibit less volatility than casualty reserves. In addition, when selecting these low and high estimates, the actuary considered:

●	historical industry development experience in our business line;
●	historical company development experience;
●	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;
●	changes in our internal claims processing policies and procedures; and
●	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our losses and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

●	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;
●	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and
●	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid losses and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the years ended December 31, 2025 and 2024, we experienced favorable development on prior year net reserves of $0.4 million and $1.3 million, respectively.

As discussed earlier, the estimation of our reserves is based on several actuarial methods, each of which incorporates many quantitative assumptions. The judgment of the actuary plays an important role in selecting among various loss development factors and selecting the appropriate method, or combination of methods, to use for a given accident year. The ranges presented above represent reasonable variability around the actuarially determined central estimate. The total variability around the midpoint of our actuarially determined range as of December 31, 2025 was +/- 7.3%. As shown in the table below, since 2021, the variance in our originally estimated accident year loss reserves has ranged from 1.0% redundant to 25.8% redundant, with all years showing redundant reserves.

Recent Variabilities of the Liability for Unpaid Losses and LAE, Net of Reinsurance Recoverables

(dollars in thousands)	2021	2022	2023	2024	2025

As originally estimated	$4,172	$3,128	$4,661	$6,739	$8,277
As estimated at December 31, 2025	3,095	2,800	3,832	6,674	8,277
Net cumulative redundancy (deficiency)	$1,077	$328	$829	$65	$-
% redundancy (deficiency)	25.8%	10.5%	17.8%	1.0%	n/a

The table below summarizes the impact on equity from changes in estimates of unpaid losses and LAE reserves as of December 31, 2025, and 2024:

(dollars in thousands)	Aggregate	Percentage
	Losses and LAE	Change in
Reserve Range for Unpaid Losses and LAE	Reserve	Equity

As of December 31, 2025
Low End	$12,239	2.7%
Recorded	13,701	0.0%
High End	13,819	-0.2%

As of December 31, 2024
Low End	$8,986	2.8%
Recorded	10,329	0.0%
High End	10,562	-0.5%

If the losses and LAE reserves were recorded at the high end of the actuarially determined range as of December 31, 2025, the losses and LAE reserves would increase by $118 thousand before taxes. This increase in reserves would have the effect of decreasing comprehensive income and equity as of December 31, 2025, by $118 thousand. If the losses and LAE reserves were recorded at the low end of the actuarially determined range, the losses and LAE reserves as of December 31, 2025, would be reduced by $1.5 million with corresponding increases in comprehensive income and equity of $1.5 million.

If the losses and LAE reserves were to adversely develop to the high end of the range, approximately $118 thousand of anticipated future payments for the losses and LAE expenses would be required to be paid, thereby affecting cash flows in future periods, as the payments for losses are made.

Investments

Our fixed maturity and equity securities are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized gains or losses on fixed maturity securities, net of applicable income taxes, are reflected directly in stockholders' equity as a component of other comprehensive income (loss) and have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold or a credit loss allowance is established.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates, which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments are also affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, instrument liquidity, and other general market conditions.

As of December 31, 2025, our fixed maturity portfolio had net unrealized losses of $0.2 million, compared to net unrealized losses of $0.9 million as of December 31, 2024. The improvement in the net unrealized loss position was driven primarily by the modest decrease in prevailing interest rates during 2025.

The Company monitors the credit quality of our fixed maturity investments each reporting period to assess whether it is probable that we will receive contractual cash flows in the form of principal and interest in accordance with the terms of each security. This evaluation is conducted under the credit loss framework described below.

As of December 31, 2025, the available-for-sale portfolio contained 68 securities in an unrealized loss position, 29 of which had been in a continuous unrealized loss position for 12 months or longer, representing $0.6 million in unrealized losses. As of December 31, 2024, the available-for-sale portfolio contained 285 securities in an unrealized loss position, 30 of which had been in a continuous unrealized loss position for 12 months or longer, representing $0.9 million in unrealized losses. All fixed maturity securities in the portfolio continue to pay expected coupon payments in accordance with their contractual terms.

Under ASC 326, Financial Instruments — Credit Losses, we evaluate available-for-sale fixed maturity securities for credit losses when fair value is below amortized cost. If we intend to sell a security, or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. If neither condition is met, we evaluate whether a credit loss exists by comparing the present value of expected future cash flows to the amortized cost basis of the security.

If a credit loss is identified, it is recognized through an allowance for credit losses, limited to the amount by which amortized cost exceeds fair value, with the corresponding charge recognized in earnings. Subsequent improvements or deteriorations in expected cash flows result in adjustments to the allowance, which are also recognized through earnings. Unrealized losses attributable to non-credit factors, such as changes in market interest rates, are recognized in other comprehensive income (loss). The recognition of a credit loss allowance does not reduce the amortized cost basis of the security.

We assess the need for a credit loss allowance each reporting period using both quantitative and qualitative criteria. The following key factors are considered in determining whether a credit loss exists:

●	The extent to which fair value is below amortized cost;
●	Adverse changes in the expected cash flows of the security;
●

The occurrence of a discrete credit event, such as the issuer defaulting on a material obligation, seeking protection under bankruptcy laws, or proposing a reorganization under which creditors would receive cash or securities with a fair value substantially below par value;

●	The probability of recovering the entire amortized cost basis prior to maturity; and
●	Our intent and ability to hold the security until recovery or maturity.

Quantitative and qualitative criteria are applied to varying degrees depending on the sector in which the analysis is being performed, as described below.

Corporate Securities

We perform a qualitative and quantitative evaluation of corporate securities where fair value is below amortized cost to assess whether a credit loss exists. The analysis begins with an assessment of the issuer's industry position and competitive dynamics, including factors supporting the issuer's underlying profit structure (e.g., reserve profile for exploration and production companies), competitive advantages (e.g., distribution network), and management strategy. We also evaluate trends in return on invested capital as an indicator of the issuer's ability to generate sufficient cash flows to service its obligations. Additional factors considered include the issuer's liquidity position, asset values, and cash flow generation capacity.

Municipal Securities

We evaluate municipal securities where fair value is below amortized cost on both a quantitative and qualitative basis. The analysis includes an assessment of the specific factors contributing to the unrealized loss position and whether the present value of expected cash flows supports recovery of the full amortized cost basis. Where expected cash flows indicate full recovery, no credit loss allowance is established and the unrealized loss remains in other comprehensive income (loss).

Asset-Backed Securities

For asset-backed securities, we use a cash flow-based analytical approach that relies on actual six-month average collateral performance measures — including voluntary prepayment rates, gross default rates, and loss severity — sourced from third-party data providers or remittance reports. These measures are applied on a forward-looking basis throughout the remaining term of the transaction using forecasted cash flows, which are then run through the transaction's structural waterfall — reflecting priority of payments, subordination levels, and performance triggers — to determine whether projected losses are expected to result in a shortfall to the tranche being evaluated ("Loss to Tranche"). Where the present value of expected cash flows is less than the amortized cost basis, a credit loss allowance is established for the shortfall, subject to the limitation that the allowance may not exceed the amount by which amortized cost exceeds fair value.

Based on our evaluation, for all fixed income securities in a loss position on December 31, 2025, and 2024, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, we have determined that no allowance for credit losses is required as of December 31, 2025, and December 31, 2024.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

●	Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

●

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

●

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

●

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

●

Corporate, Agencies, and Municipal Bonds: The pricing source employs an anti-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

●

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral.

To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborating and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

●

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Other Investments

To diversify its investment portfolio and improve expected returns, the Company has made non-controlling investments (typically less than 5%) in a number of unaffiliated, specialized equity investment vehicles (limited partnerships) which are included in other invested assets. In the aggregate, these investments represent less than 7% of the Company's total investment portfolio. The limited partnerships generally restrict or preclude redemptions during a lock-up period, typically one to three years from the date of investment. Following the expiration of any applicable lock-up period, withdrawals or redemptions generally require 30 to 90 days' advance notice and are permitted on dates ranging from month-end to annually, though typically at quarter-end.

Because these investments do not have a readily determinable fair value, the Company measures them at net asset value per share (or its equivalent) as a practical expedient, in accordance with ASC 820, Fair Value Measurement.

The Company holds a minority equity interest in an unaffiliated holding company, Ensurise Investors, Inc (“Holdco”). Holdco was formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations. The investment does not have a readily determinable fair value as the equity units are not traded on an active market. In accordance with ASC 321, Investments — Equity Securities, the Company has elected to measure this investment using the measurement alternative, whereby the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar investments of the same issuer, less any impairment.

The Company holds an equity interest in CSE Credit Tenant Fund V, LLC ("CSE Fund V"), a North Carolina limited liability company organized for the purpose of acquiring and developing single-tenant and credit tenant-anchored commercial real estate properties. The Company accounts for this investment under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures. The investment is carried at the Company's proportionate share of CSE Fund V's net asset value.

The Company holds a minority equity investment in Trustar Bank, a related-party community bank serving the Washington, D.C. metropolitan area. The Company has representation on Trustar Bank's board of directors and accordingly has determined that it has the ability to exercise significant influence over Trustar Bank's operating and financial policies. This investment is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

As of December 31, 2025, the Company had an unfunded commitment of $1.2 million to Mutual Capital Investment Fund, LP ("MCIF"), against a total approved commitment of $2.5 million, with a carrying value of $1.7 million. The Company also had a remaining unfunded commitment of $0.3 million to CSE Fund V, with a carrying value of $0.2 million.

Deferred policy acquisition costs

Certain direct acquisition costs consisting of premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. As of December 31, 2025, and 2024, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows:

	December 31,
(dollars in thousands)	2025	2024

Deferred policy acquisition costs, net	$528	$491
Unearned premium reserves	17,844	15,667

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

We had deferred tax assets of $4.0 million as of December 31, 2025, and $3.9 million as of December 31, 2024, which includes the tax effect of the Company’s net operating loss carryforward of $10.1 and $13.2 million, respectively. We had deferred tax liabilities of $2.6 million as of December 31, 2025, and $2.7 million as of December 31, 2024. A valuation allowance is required to be established for any portion of the deferred tax asset for which we believe it is more likely than not that it will not be realized. As of December 31, 2025, and December 31, 2024, we had a valuation allowance of $1.4 million and $1.1 million, respectively, offsetting the full amount of the net deferred tax asset.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets.

As of December 31, 2025, and December 31, 2024, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2022 through 2024 are open for examination.

Other assets

As of December 31, 2025, and 2024, other assets totaled $2.4 million and $1.6 million, respectively.

Right-of-use asset and operating lease liability

The Company previously leased three office suites totaling 9,544 square feet in Chevy Chase, Maryland under an operating lease that commenced in July 2016 with an original 15-year term and an early termination option after the 10th lease year. The lease provided for a 2.5% annual increase in base rent on each anniversary of the lease commencement date. In accordance with ASC 842, Leases, the Company recorded an operating lease right-of-use asset and corresponding lease liability representing the discounted present value of future lease payments. On June 30, 2025, the Company exercised the early termination option, eliminating all remaining lease obligations related to the Chevy Chase premises as of that date.

Prior to the full lease termination, the Company had subleased the entire Chevy Chase office space under three separate sublease agreements. The first sublease commenced October 1, 2017, and was amended in 2024 to expire concurrently with the Company's early termination date of June 30, 2025. The second sublease commenced July 1, 2021, and expired June 30, 2024. In connection with the expiration of the second sublease, the landlord agreed to accept an early surrender of that portion of the leased premises effective September 30, 2024, in order to accommodate a new tenant, which resulted in a partial termination of the Company's head lease. In accordance with ASC 842, the Company remeasured and reduced its operating lease liability and right-of-use asset to reflect the surrender of that portion of the premises and recognized an immaterial gain on partial lease termination. The third sublease commenced June 1, 2022, and expired May 31, 2025. Sublease income was recognized on a straight-line basis over the respective sublease terms.

Consistent with the Company's expectation to exercise the early termination option, the Company had previously reduced the operating lease liability to the present value of committed future payments through the early termination date and recognized an impairment of the right-of-use asset in accordance with ASC 360, Property, Plant and Equipment, reducing its carrying value to zero. Upon exercise of the early termination option on June 30, 2025, the Company had no remaining right-of-use assets or lease liabilities related to the Chevy Chase premises.

In 2022, the Company entered into a lease for a 1,579-square-foot office suite in Bethesda, Maryland. This operating lease, as originally executed, was set to expire January 31, 2026, and provided for a 3.25% annual increase in base rent on each anniversary of the commencement date. In August 2025, the Company executed a lease amendment extending the term through January 31, 2029, with a 3.00% annual increase in base rent on each anniversary of the commencement date. In accordance with ASC 842, the Company remeasured its right-of-use asset and lease liability upon execution of the amendment in August 2025 to reflect the modified lease terms.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2025, and 2024:

	2025
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$160	$-	$160
Accumulated amortization	(14)	-	(14)
Right-of-use asset, net	$146	$-	$146
Operating lease liability	$143	$-	$143

	2024
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,451	$(650)	$1,801
Accumulated amortization	(1,793)	587	(1,206)
Impairment of RoU	(541)	-	(541)
Right-of-use asset, net	$117	$(62)	$55
Operating lease liability	$372	$(73)	$298

We had lease expense of $120 thousand and $178 thousand for the years ended December 31, 2025, and 2024, respectively. In addition, we had sublease income of $62 thousand and $113 thousand for the years ended December 31, 2025, and 2024, respectively.

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2025, and 2024 are as follows:

	December 31,	December 31,
(dollars in thousands)	2025	2024

Cash paid for leases	$298	$393
Remaining lease term (years)	3.08	1.50
Weighted average annual discount rate	5.60%	3.50%

	December 31,	December 31,
(dollars in thousands)	2025	2024

Sum of remaining payments	$157	$379
Less: imputed interest	(14)	(7)
Net present value of remaining payments	143	372
Less: net present value of sublease rent	-	(73)
Operating lease liability, net	$143	$298

Future minimum lease payments for the lease outlined above as of December 31, 2025, are as follows:

Minimum
(dollars in thousands)	Commitments

2026	$37
2027	57
2028	58
2029	5
Thereafter	-
$157

Liquidity and Capital Resources

We generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

Cash flows from continuing operations for the years ended December 31, 2025, and 2024 were as follows:

	For the year ended
	December 31,
(dollars in thousands)	2025	2024

Cash flows provided by operating activities	$11,060	$5,929
Cash flows provided used in investing activities	(1,110)	(970)
Cash flows used in financing activities	(1,312)	(1,320)
Net increase (decrease) in cash and cash equivalents	$8,638	$3,639

For the year ended December 31, 2025, cash flows provided by operating activities totaled $11.0 million compared to $5.9 million for the year ended December 31, 2024. This represents an increase of $5.1 million. The increase in cash flows from operating activities in 2025, as compared to 2024, was primarily due to the growth in premiums in 2025. Cash flows used in investing activities totaled $1.1 million for the year ended December 31, 2025, compared to cash flows used by investing activities of $1.0 million in 2024. Cash flows used in financing activities totaled $1.3 million for both the year ended December 31, 2025, and 2024. In 2025, we made dividend payments of $468 thousand on our preferred stock, repurchased 6.5 thousand shares of our common stock for a total of $73 thousand, received proceeds from refinance activities related to our commercial real estate investments of $2.2 million, and repaid $3.0 million of mortgage debt principal related to our commercial real estate investments.

Our principal source of liquidity is dividend payments and other fees received from FIC and FRM. FIC's ability to pay dividends to us is subject to the insurance laws of the District of Columbia and the oversight of the Department of Insurance, Securities and Banking ("DISB").

Under DC Code § 31-706, an ordinary dividend may be paid after 10 days' prior notice to DISB, without prior approval, provided that the aggregate of all dividends paid within the preceding 12-month period does not exceed the lesser of (i) 10% of FIC's surplus as regards policyholders as of December 31 of the preceding year, or (ii) FIC's net income, excluding realized capital gains, for the 12-month period ending December 31 of the preceding year. Any dividend in excess of this threshold is considered "extraordinary" and requires 30 days' prior notice to DISB, during which period DISB may disapprove the payment. DISB also has the authority to limit or prohibit dividend payments if FIC is in violation of any law or regulation. These restrictions may affect our future liquidity.

The following table summarizes, as of December 31, 2025, our future payments under contractual obligations and estimated claims and claims related payments for continuing operations.

As of December 31, 2025

(dollars in thousands)	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Estimated gross loss & loss adjustment expense payments	$17,232	$10,735	$5,767	$730	$-
Notes payable	29,090	3,283	4,161	2,032	19,614
Minimum lease obligations	157	37	115	5	-
Total	$46,479	$14,055	$10,043	$2,767	$19,614

The timing of the amounts of the gross loss and loss adjustment expense payments is an estimate based on historical experience and the expectations of future payment patterns. However, the timing of these payments may vary from the amounts stated above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average years to final maturity of the debt securities in our investment portfolio as of December 31, 2025, was 3.69 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates, and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our investment securities that are subject to interest rate risk (fixed maturity securities, redeemable preferred stock and perpetual preferred stock) measured in terms of fair value at December 31, 2025:

(dollars in thousands)	As of December 31, 2025
	Estimated
	Change in	Fair
Hypothetical Change in Interest Rates	Fair Value	Value

200 basis point increase	$(2,463)	$31,060
100 basis point increase	$(1,258)	$32,265
No change	$-	$33,523
100 basis point decrease	$1,310	$34,833
200 basis point decrease	$2,675	$36,198

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates.

Real Estate Held for the Production of Income

FIC owns 92.3% of ACIC Consolidated Properties, LLC (“ACIC Properties”), the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC. Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with 10 to 20-year terms. The operations of ACIC Properties may be considered a separate business segment.

FIC has determined that ACIC Properties’ commercial leases should be treated as “operating leases” for purposes of GAAP, and operating lease income and expense is recognized on a straight-line basis over the life of the leases.

The properties are comprised of the following as of December 31, 2025, and 2024:

	For the year ended
	December 31,

(dollars in thousands)	2025	2024

Land	$12,000	$12,000
Building and improvements	21,457	21,457
Leasehold/tenant improvements	931	931
Furniture, fixtures & equipment	1,081	1,081
Real estate held for the production of income	35,469	35,469
Accumulated depreciation	(7,150)	(6,538)
Real estate held for the production of income, net	$28,319	$28,931

Depreciation expense for both the year ended December 31, 2025, and 2024 was $612 thousand.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. The loan is secured by the property, held by 810 5th Street, LLC, and a replacement reserve of $120 thousand, which is held in escrow, and is not guaranteed by FIC. The replacement reserve is included in other receivables. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. Debt service payments equal to 95% of 810 5th Street, LLC’s net rental proceeds are due monthly. As of December 31, 2025, and 2024, monthly debt service payments were $131 thousand and $128 thousand, respectively. The mortgage balance outstanding at 810 5th Street, LLC as of December 31, 2025, and 2024 was $21.1 million and $21.9 million, respectively, before netting unamortized finance costs of $0.9 million and $1.0 million, respectively.

2805 M Street, LLC, a wholly owned subsidiary of ACIC Properties, has a commercial line of credit with a financial institution requiring monthly payments of $19 thousand. The line of credit, which originated in November 2015, had an original maturity date in November 2025 and carried an interest rate of 4.25%. In November 2025, the maturity date was extended to February 2026, and the interest rate was increased to 6.50% to reflect the general increase in prevailing interest rates since the loan was originated in November 2015. The outstanding balance on the line of credit as of December 31, 2025, and 2024 was $2.5 million and $2.6 million, respectively, before netting unamortized finance costs of $0 and $3 thousand, respectively. The line of credit is classified as a current liability as of December 31, 2025, given its maturity in February 2026. The commercial line of credit is secured by the property held by 2805 M Street, LLC and is not guaranteed by FIC. Additionally, under the terms of the credit facility, the borrower has granted the bank a right of set off, permitting the bank to apply the balances in the borrower's deposit accounts against amounts owed in the event of default. 2805 M Street, LLC expects to refinance this obligation before it matures. Finance costs incurred in connection with obtaining the facility are being amortized over the term of the loan. The property held by 2805 M Street, LLC is leased to commercial tenants on a triple-net basis.

717 8th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a commercial line of credit with Trustar Bank, a related-party financial institution. This commercial line of credit was originated in November 2025 to refinance a maturing commercial line of credit. The commercial line of credit has a principal balance of $2.2 million and bears interest at a fixed rate of 6.27%. Monthly interest-only payments are due during the first year. Beginning in the second year, monthly payments of principal and interest are due based on a 25-year amortization schedule. The loan matures in November 2030, at which time the remaining principal balance becomes due. The loan contains an option to extend the maturity date for an additional five years, subject to certain terms and conditions. The loan is secured by the real property held by 717 8th Street, LLC and is guaranteed by FGI. Under the terms of the loan, the lender has been granted a right of setoff with respect to deposit accounts held by the direct borrower and its affiliates. The mortgage outstanding balance was $2.2 million as of December 31, 2025, before netting unamortized finance costs of $43 thousand. Financing costs incurred in connection with obtaining this loan are being amortized over the term of the loan using the effective interest method. The property held by 717 8th Street, LLC is leased to a commercial tenant on a triple-net basis.

Interest expense included $95 thousand and $94 thousand of amortized finance costs in the years ended December 31, 2025, and 2024, respectively.

Straight Line Rent (on real estate held for the production of income)

Straight line rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis. Straight line rent for the each of the years ended December 31, 2025, and December 31, 2024, was $2.3 million.

Current and long-term debt maturity is summarized as follows:

	December 31,
(dollars in thousands)	2025	2024

Notes payable	25,807	26,592
Unamortized finance costs	(929)	(980)
Notes payable, net of unamortized finance costs	24,878	25,612

Debt maturities as of December 31, 2025, were as follows:

(dollars in thousands)	2025

2026	$3,282
2027	879
2028	968
2029	1,063
2030	3,195
Thereafter	16,419
Total debt maturities	25,807
Unamortized finance costs	(929)
Notes payable, net of unamortized finance costs	$24,878

Future rental income from non-cancelable operating leases for the year ended December 31, 2025, was as follows:

(dollars in thousands)	2025

2026	$2,084
2027	2,281
2028	2,063
2029	1,900
2030	1,935
Thereafter	10,769
Future rental income from non-cancellable operating leases	$21,032

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the lease as follows:

	December 31,
(dollars in thousands)	2025	2024

Leases in place	$4,164	$4,164
Accumulated amortization, leases in place	(2,073)	(1,862)
Leases in place, net of accumulated amortization	$2,091	$2,302

Amortization expense for each of the years ended December 31, 2025, and 2024 was $211 thousand.

ITEM 3. DIRECTORS AND OFFICERS

Overview

Our board of directors is divided into three classes, with approximately one-third of the directors being elected at each annual meeting of shareholders. Mr. Brewer and Mr. Wolfe have terms of office expiring at the annual meeting to be held in 2026. Mr. Patrick Bracewell, Mr. Crawford, and Mr. Hampton have terms of office expiring at the annual meeting to be held in 2027. Ms. Andersen and Mr. Joseph Bracewell have terms of office expiring at the annual meeting to be held in 2028. The current standing committees of our board of directors are: the audit committee; the human capital and compensation committee; the finance and investment committee; the nominating and corporate governance committee; and the strategy and risk committee.

Our executive officers are elected annually by the board of directors and, subject to their respective employment agreements, hold office until their respective successors have been elected or until death, resignation, or termination. Annually, the director nominees are reviewed and proposed by the nominating and governance committee and are selected by the board of directors.

Except for Patrick and Joseph Bracewell, there are no family relationships among any of our directors or executive officers. Joseph Bracewell is Patrick Bracewell’s father.

The table below provides certain information about our current directors and executive officers.

			Term of Office
Name	Position	Age (1)	Start Date (2), (3)	End Date

Patrick J. Bracewell	Chairman, President and Chief Executive Officer	46	Oct-2011	Present
Stephanie E. Taylor	Chief Financial Officer, Treasurer, and Vice President — Finance	46	Aug-2023	Present
Brian T. Mancino	Secretary and Senior Vice President — Distribution of FIC	44	Mar-2013	Present
Michael A. McColley	Vice President — Insurance Operations of FIC	59	Jun-2017	Present
Dale A. Willis	Vice President — Product of FIC	56	Jul-2023	Present
Shaza L. Andersen	Director	59	Oct-2011	Present
Joseph S. Bracewell, III	Director	78	Mar-2013	Present
Fred L. Brewer	Director	77	Mar-1984	Present
Edward A. Crawford	Director	50	Dec-2024	Present
Thomas E. Hampton	Director	67	May-2021	Present
Jason K. Wolfe	Director	49	Oct-2011	Present

(1)	Age is as of December 31, 2025.

(2)	For executive officers, year in which individual became an employee of FIC.

(3)	For directors, year in which individual became a director of FIC. All directors of FIC also became directors of Forge Group, Inc. upon its formation in January 2021.

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the insurance industry; insurance company operations; financial reporting and investment expertise; legal/regulatory matters relating to insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board. Set forth below is biographical information for each of our directors:

Patrick J. Bracewell is the Chairman, President, and Chief Executive Officer, a position he has held since Forge Group, Inc. was organized in January 2021. Mr. Bracewell joined FIC in October 2011 and was elected as Chairman and Chief Executive Officer in 2011. Mr. Bracewell has also served as Chairman and President of FRM since 2011. Mr. Bracewell also serves as a director of Trustar Bank. Prior to joining FIC, Mr. Bracewell served as a Vice President in the Insurance Investment Banking Group at FBR Capital Markets, a middle-market investment banking firm. Mr. Bracewell holds an A.B. degree from Bowdoin College and has extensive experience with U.S. and Bermuda insurance and reinsurance companies. Mr. Bracewell was selected to serve on our board of directors because of his business, executive, operational and financial experience with property and casualty insurance companies.

Shaza L. Andersen has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a director of FIC since October 2011. Ms. Andersen serves as the founder and Chief Executive Officer of Trustar Bank, the first Virginia based bank to be chartered in over a decade. Previously, Ms. Andersen served as the Vice Chair of the Board of Sandy Spring Bank. Prior thereto, Ms. Andersen founded and served as Chief Executive Officer of WashingtonFirst Bank, a wholly owned subsidiary of WashingtonFirst Bankshares, Inc. Ms. Andersen serves on the FDIC Advisory Committee on Community Banking. She is also a past member of the Federal Home Loan Bank of Atlanta, where she was the Vice Chair of the Corporate Governance Committee and a member of the Housing Committee and also served on the Treasury Board of the Commonwealth of Virginia.

Joseph S. Bracewell, III has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a director of FIC since March 2013. Mr. Bracewell is Chairman of Trustar Bank and previously served as chairman of WashingtonFirst Bank from its inception in 2004 until its merger with Sandy Spring Bank in 2018. From 2002 through 2012, he was a partner in the law firm of McKee Nelson LLP and its successor firm of Bingham McCutchen LLP. Mr. Bracewell is a former director and vice chairman of the Federal Home Loan Bank of Atlanta, and a former director of the Independent Bankers Association of America. Mr. Bracewell graduated from Harvard University with an A.B. in applied mathematics and holds an M.B.A. from Stanford University, a JD from American University, and is a Chartered Financial Analyst.

Fred L. Brewer has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a director of FIC since March 1984. Mr. Brewer previously served as Chairman of FIC until 2011 and was President of FIC until November 2014. Mr. Brewer has significant experience in underwriting, legal, claims, and insurance company operations. Mr. Brewer was also the Chairman and President of FRM until 2011. Before joining FIC, Mr. Brewer served as Deputy Superintendent and Actuary of the District of Columbia Department of Insurance, Securities and Banking where he was responsible for the regulation of property and casualty insurance rates, rules and policy forms, assigned risk plans, statistical bureaus, and insurance consumer complaints. Mr. Brewer received his B.S. from Southeast Missouri State University and is a licensed insurance producer.

Edward A. Crawford has served as a director of Forge Group, Inc. and a director of FIC since December 2024. Mr. Crawford is a managing director and serves on the investment committee at Douglass Winthrop Advisors, an SEC-registered investment advisor to families, trusts and endowments. Prior to joining Douglass Winthrop, Mr. Crawford was co-founder and managing partner of Sweetbay Capital Management, a value-oriented investment firm. Earlier in his career, he was a writer for Value Investor Insight and an analyst and partner with a long/short equity hedge fund on the Tiger Management platform in New York. He is also an adjunct professor of value investing at the McDonough School of Business at Georgetown University. Mr. Crawford received a B.A. from the University of North Carolina and an M.B.A. from Columbia Business School.

Thomas E. Hampton has served as a director of Forge Group, Inc. and a director of FIC since May 2021. Mr. Hampton is currently a Principal with TE Hampton Consulting, an insurance regulatory consulting firm. Previously, Mr. Hampton was a Senior Advisor at Dentons LLP, a multi-national law firm, in the firm’s insurance practice. Mr. Hampton advises insurance companies, as well as financial services companies, on general regulatory matters, insurance product filings, as well as market conducts issues and financial regulatory matters, including examination, insurance statutory accounting standards and financial reporting procedures. Mr. Hampton also provides information and advice on insurance regulatory concerns to non-insurance company clients operating in the insurance industry. Mr. Hampton has advised clients on regulatory requirements related to insurance agency, insurance company, captive insurance, and risk retention group licensing issues. Mr. Hampton has also advised clients with life and health policy form filings. Mr. Hampton previously held the position of Commissioner for the District of Columbia Department of Insurance, Securities and Banking, a role in which, most recently, he was responsible for providing oversight and direction of the agency that regulates all financial services industries in the District of Columbia. Mr. Hampton also managed the captives and risk retention group division and assisted in the development of the regulatory procedures for these entities in the District of Columbia. Mr. Hampton participated in several leadership positions at the NAIC and NASAA committees and working groups dealing with financial regulatory issues, life insurance, as well as suitability and supervision of broker-dealer firms and their representatives. Mr. Hampton has his BBA in Accounting from North Carolina Central University and his M.B.A. from St. John’s University in New York.

Jason K. Wolfe has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a director of FIC since October 2011. Mr. Wolfe is the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment adviser for Mutual Capital Investment Fund, LP (“MCIF”), an investment fund that is focused principally on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Mr. Wolfe also served as the chairman of Frederick Mutual Insurance Company from December 2023 through December 2025. Mr. Wolfe is also a founder and Managing Member at Arbor Hills Asset Management, LLC (“Arbor Hills”), a private investment firm. Prior to founding Arbor Hills, Mr. Wolfe served as a Managing Director at Paragon Capital Group, LLC (“Paragon”), a merchant banking firm that advises and provides growth capital to middle-market businesses in various industries including financial institutions, insurance, real estate, and diversified industrials. Mr. Wolfe joined Paragon in 2010 and specialized in providing merger and acquisition advisory and capital raising services for insurance companies and other financial services businesses. During his career, Mr. Wolfe has advised numerous publicly traded and privately held stock companies as well as mutual insurance companies and reciprocal exchanges. Mr. Wolfe has a B.S. in chemical engineering from Case Western Reserve University. Mr. Wolfe has significant experience advising leading insurance businesses on such matters as capital raising, mergers, acquisitions, and growth initiatives.

Executive Officers

We believe that our executive officers and senior staff play a critical role in the success of our business. A brief description of each of our executive officers, other than Patrick J. Bracewell, and his or her business experience is set forth below.

Stephanie E. Taylor is the Chief Financial Officer, Treasurer, and Vice President – Finance. Ms. Taylor joined the Company in August 2023. Prior to joining the Company, Ms. Taylor was the Chief Financial Officer at Sahouri Insurance and Financial Services, a full-service insurance broker. Before her role at Sahouri, Ms. Taylor served as the Controller of Hamilton Insurance Agency. Ms. Taylor is a licensed Certified Public Accountant with an M.B.A. from Virginia Tech and a B.A. from St Johns College in Annapolis.

Brian T. Mancino is the Secretary and the Senior Vice President — Distribution of FIC. Mr. Mancino joined FIC in March 2013 and was appointed to Vice President in May 2019. Prior to joining FIC, Mr. Mancino was an Analyst at Ramsey Asset Management, LLC, an institutional alternative investment firm. Mr. Mancino holds both a B.S. degree and a M.S. degree of Accountancy from Miami University (Ohio) and is a Chartered Financial Analyst and was a former licensed Certified Public Accountant.

Michael A. McColley is the Vice President — Insurance Operations of FIC. Mr. McColley joined FIC in June 2017 and was appointed to Vice President in May 2019. Prior to such appointment, Mr. McColley served as Director of Claims. Prior to joining FIC, Mr. McColley served as Associate Director — Claims for Nationwide Mutual Insurance Company. Mr. McColley has 29 years of claims experience in the insurance industry. Mr. McColley has a B.A. in History from Virginia Commonwealth University.

Dale A. Willis is the Vice President — Product of FIC. Mr. Willis joined FIC in July 2023. Mr. Willis started his insurance career with nearly a decade of experience at Progressive Insurance, with leadership roles in both personal and commercial lines. After Progressive, and in the dozen years prior to joining FIC in July 2023, Mr. Willis worked at a variety of technology startups focused on the intersection between connected vehicle data and insurance risk management, most recently at the insurtech Pie Insurance Company where bhe led their expansion from workers’ compensation into commercial auto. Mr. Willis has a B.S. in Mechanical Engineering from The Ohio State University and an M.B.A. focused in Finance and Strategy from Northwestern University’s Kellogg School of Management.

Strategic Advisers

Richard A. Hutchinson serves as a Strategic Adviser to the Company, a position he has held since July 2023. Mr. Hutchinson is the founder and Chief Executive Officer of OpenRoad Insurance (“OpenRoad”), a specialty insurance business focused on serving the collectible car and truck segment. Prior to founding OpenRoad, Mr. Hutchinson served as the President and Chief Operating Officer of FIC from January 2021 until July 2023. Prior to joining FIC, Mr. Hutchinson was President of Hagerty Insurance Agency, a specialty insurance business focused on classic cars. Prior to serving as President of Hagerty, Mr. Hutchinson spent 29 years at Progressive, where he served in various leadership positions. Mr. Hutchinson holds an M.B.A. from the University of Chicago and a B.A. from Yale University.

Executive Compensation

Summary compensation table

The following table shows the annual compensation information for the three most highly compensated persons who were executive officers or directors of the Company during the year ended December 31, 2025.

	Capacities in which compensation was received	Cash	Other	Total
Name	(e.g., Chief Executive Officer, directors, etc.)	Compensation (1)	Compensation (2)	Compensation

Patrick J. Bracewell	Chairman, President and Chief Executive Officer	$592,915	$56,640	$649,555
Brian T. Mancino	Secretary and Senior Vice President — Distribution of FIC	$345,784	$37,857	$383,641
Dale A. Willis	Vice President — Product	$319,961	$56,365	$376,326

(1)	Includes salary, bonus, and other cash incentive payments.

(2)

All other compensation consists of the following: (i) company portion of health, dental, life, disability, and vision insurance premiums, (ii) 401(k) company matching contributions, and (iii) ESOP contributions.

Employment agreements

In connection with the conversion, we entered into an employment agreement with Patrick Bracewell. The employment agreement provides for a base salary of not less than $400,000, subject to annual increases as determined each year by the Board of Directors. Pursuant to the employment agreement, Mr. Bracewell is eligible to participate in all employee benefit programs of the Company as then in effect. The employment agreement extends for a term of three years that automatically renews for an additional year at each anniversary of the completion of the conversion unless notice of non-extension is given by the Board of Directors or Mr. Bracewell at least 90 days prior to each such anniversary.

In the event Patrick Bracewell is terminated by the Company without just cause or terminates his employment voluntarily for good reason, he will be entitled to continuation of his then current base salary (payable in monthly installments) for the greater of (i) twenty-four months, or (ii) the remaining term of the employment agreement. Mr. Bracewell would also be entitled to a pro rata payment of the current year’s annual incentive payment (based on the portion of the year completed) and a lump sum payment equal to two times the average of the two most recent annual incentive payments received by Mr. Bracewell. If Mr. Bracewell elects health continuation coverage under COBRA, the Company will pay or reimburse Mr. Bracewell for the monthly premium paid by Mr. Bracewell for himself and his enrolled spouse and dependents, less any amount he would be required to contribute if he were still an active employee of the Company. Such payment or reimbursement will continue until the earliest of (x) the eighteen-month anniversary of his termination date, (y) the date on which he is no longer eligible to receive COBRA continuation coverage, and (z) the date on which he receives substantially similar coverage from another employer or other source. In the event of the death of Patrick Bracewell, his legal representative is entitled to receive his current base salary paid though the end of the month of the date of his death. In the event of disability of Patrick Bracewell (as defined in the employment agreement), the Company shall continue to pay his then current base salary and any annual compensation until the earlier of (i) the termination of his employment by the Company or (ii) the end of the term of the employment agreement. If Mr. Bracewell is receiving disability payments, then the Company may offset for any disability income payments Mr. Bracewell is receiving.

Pursuant to the employment agreement, Mr. Bracewell is subject to noncompetition provisions during the term of employment and during a 24-month period thereafter.

The employment agreement requires the Company to cover and insure the executive under the insurance maintained to indemnify directors or officers of the Company. In the event of a dispute regarding a termination of employment and payment of severance, the Company shall pay reasonable costs, including attorney’s fees, of Mr. Bracewell, providing he prevails in such action.

Equity Compensation

The board of directors has awarded qualified and non-qualified stock options to purchase shares of our common stock to certain of our executive officers and employees. As of December 31, 2025, options to purchase 134,200 shares of our common stock had been granted with a weighted-average exercise price of $10.34. As of December 31, 2025, 124,200 of these options remained unexercised. Of the 134,200 options granted, 1,200 were granted to non-officer employees, of which 100 are vested and exercisable within 60 days of December 31, 2025. The balance of 123,000 options still unexercised were granted to executive officers as set forth in the table below. The following table sets forth the number of options to purchase shares of our common stock that have been awarded to individuals named in this report and that were outstanding as of December 31, 2025:

					Number of	Number of
					shares	shares
				Number of	underlying	underlying
				shares	unexercised	unexercised
				underlying	options that	options that	Option	Option
		Grant		options	have not	have	Exercise	Exercise
Name	Title	Date		granted (#)	vested (#)	vested (#)	Price	Date

Patrick J. Bracewell	Chairman and Chief Executive Officer	3/11/2022	(1)	50,000	28,572	21,428	$10.00	3/11/2032
		3/21/2024	(3)	1,500	1,200	300	$10.70	3/21/2034
		3/20/2025	(3)	2,500	2,500	-	$11.50	3/20/2035

Michael A. McColley	Vice President — Insurance Operations of FIC	3/11/2022	(1)	10,000	5,716	4,284	$10.00	3/11/2032
		3/21/2024	(3)	500	400	100	$10.70	3/21/2034
		3/20/2025	(3)	2,000	2,000	-	$11.50	3/20/2035

Brian T. Mancino	Secretary and Senior Vice President — Distribution of FIC	3/11/2022	(1)	10,000	5,716	4,284	$10.00	3/11/2032
		3/23/2023	(2)	20,000	13,334	6,666	$10.70	3/23/2033
		3/21/2024	(3)	1,000	800	200	$10.70	3/21/2034
		3/20/2025	(3)	1,500	1,500	-	$11.50	3/20/2035

Stephanie E. Taylor	Chief Financial Officer and Vice President — Finance	8/14/2023	(2)	10,000	6,668	3,332	$10.70	8/14/2033
		3/21/2024	(3)	500	400	100	$10.70	3/21/2034
		3/20/2025	(3)	1,500	1,500	-	$11.50	3/20/2035

Dale A. Willis	Vice President — Distribution & Product of FIC	8/14/2023	(2)	10,000	6,668	3,332	$10.70	8/14/2033
		3/21/2024	(3)	500	400	100	$10.70	3/21/2034
		3/20/2025	(3)	1,500	1,500	-	$11.50	3/20/2035

(1)	The options vest in equal annual installments over a seven-year period on the anniversary of the Grant Date.

(2)	The options vest in equal annual installments over a six-year period on the anniversary of the Grant Date.

(3)	The options vest in equal annual installments over a five-year period on the anniversary of the Grant Date.

We have granted restricted stock to our non-employee directors and an executive officer. The following table sets forth the number of shares of restricted stock that have been awarded to individuals named in this report and that were outstanding as of December 31, 2025:

				Number of
				shares
				underlying
				grant that
		Grant		have not
Name	Title	Date		vested (#)

Brian T. Mancino	Secretary and Senior Vice President — Distribution of FIC	3/23/2023	(1)	5,668

Shaza L. Andersen	Director	1/3/2025	(2)	1,000

Joseph S. Bracewell, III	Director	1/3/2025	(2)	1,000

Fred L. Brewer	Director	1/3/2025	(2)	1,000

Thomas E. Hampton	Director	1/3/2025	(2)	1,000

Edward A. Crawford	Director	1/3/2025	(2)	1,000

Jason K. Wolfe	Director	3/11/2022	(3)	4,000
		1/3/2025	(2)	1,500

(1)	The shares of restricted stock vest in equal annual installments of 1,417 shares on the anniversary of the Grant Date.

(2)	The shares of restricted stock vest on the anniversary of the Grant Date.

(3)	The shares of restricted stock vest in equal annual installments of 2,000 shares on the anniversary of the Grant Date.

Employee stock ownership plan (“ESOP”)

In connection with the conversion, the ESOP purchased 202,950 shares, or 9.9% of the shares of common stock sold in the conversion offering. The ESOP borrowed $2.0 million at an interest rate of 2.14% from the Company to fund the purchase of these shares and will make annual contributions to the ESOP sufficient to repay that loan. It is anticipated that FIC will reimburse the Company for annual contributions to the ESOP.

Director compensation

In 2025, the total cash compensation paid to our directors as a group was $200,000 and total shares of restricted stock granted to our directors as a group was 6,500. Pursuant to our approved director compensation, each of the non-employee directors receives an annual retainer of $30,000 and an annual grant of 1,000 shares of restricted stock. Our lead director, Jason Wolfe, receives an annual retainer of $50,000 and an annual grant of 1,500 shares of restricted stock.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth, as of December 31, 2025, certain information with respect to the beneficial ownership of shares of our Common Stock by (i) each of our directors, (ii) each of our executive officers (including strategic advisers, if applicable), (iii) our directors and executive officers as a group, and (iv) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

	Common Stock		Series A Preferred Stock			As-Converted Basis
Name of Beneficial Owner (1)	Shares Beneficially Owned	% of Class (2)	Shares Beneficially Owned	% of Class (3)	Shares of Common Stock Beneficially Owned Upon Conversion (4)	Shares of Common Stock Beneficially Owned	% of Total (5)

Directors and Officers

Patrick J. Bracewell (6)	139,141	6.4%	550,000	100.0%	458,333	597,474	22.7%
Edward A. Crawford (7)	91,000	4.2%	-	0.0%	-	91,000	3.5%
Richard A. Hutchinson (8)	60,025	2.8%	-	0.0%	-	60,025	2.3%
Joseph S. Bracewell, III (9)	34,461	1.6%	-	0.0%	-	34,461	1.3%
Fred L. Brewer (10)	29,000	1.3%	-	0.0%	-	29,000	1.1%
Jason K. Wolfe (11)	29,500	1.4%	-	0.0%	-	29,500	1.1%
Brian T. Mancino (12)	29,652	1.4%	-	0.0%	-	29,652	1.1%
Shaza L. Andersen (13)	23,975	1.1%	-	0.0%	-	23,975	0.9%
Thomas E. Hampton (14)	6,500	0.3%	-	0.0%	-	6,500	0.2%
Michael A. McColley (15)	4,884	0.2%	-	0.0%	-	4,884	0.2%
Stephanie E. Taylor (16)	3,432	0.2%	-	0.0%	-	3,432	0.1%
Dale A. Willis (17)	3,432	0.2%	-	0.0%	-	3,432	0.1%

Directors and Officers as a Group	455,002	21.0%	550,000	100.0%	458,333	913,335	34.8%

Five Percent (5%) Shareholders

Mutual Capital Investment Fund, LP (18)	675,685	31.2%	-	0.0%	-	675,685	25.7%
Forge Group, Inc. Employee Stock Ownership Trust (19)	202,950	9.4%	-	0.0%	-	202,950	7.7%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)

Based upon 2,118,008 shares of common stock issued and outstanding as of the date referenced and includes: (i) 2,057,614 shares of common stock issued and outstanding, (ii) 16,168 shares of restricted common stock that have been awarded and are outstanding, and (iii) 44,226 stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced (consisting of 44,126 options held by the executive officers named in this report and 100 options held by non-officer employees.)

(3)	Based upon 550,000 shares of Series A Preferred Stock outstanding as of the date referenced.

(4)	Based upon 458,333 shares of common stock issuable upon conversion of 550,000 shares of Series A Preferred Stock.

(5)

Based upon 2,576,341 shares of common stock issued and outstanding, including shares of common stock issuable upon conversion of Series A Preferred Stock, as of the date referenced and includes: (i) 2,118,008 shares of common stock issued and outstanding and (ii) 458,333 shares of common stock issuable upon conversion of 550,000 shares of Series A Preferred Stock.

(6)

Includes (i) 42,613 shares of common stock held by Patrick J. Bracewell, (ii) 21,728 shares of common stock held by Patrick J. Bracewell related to stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced, (iii) 74,800 shares of common stock held by MCW Holdings, Inc., of which Patrick J. Bracewell is the Chairman and President, and (iv) 550,000 shares of Series A Preferred Stock held by MCW Holdings, Inc., of which Patrick J. Bracewell is the Chairman and President.

(7)

Includes (i) 90,000 shares of common stock held by Sweetbay Fund I, LP, of which Edward A. Crawford is the Managing Partner and (ii) 1,000 shares of restricted common stock held by Edward A. Crawford that have been awarded and are outstanding.

(8)	Includes 60,025 shares of common stock held by Richard A. Hutchinson.

(9)

Includes (i) 29,400 shares of common stock held by Midland Trust Company Custodian FBO Joseph Bracewell IRA and (ii) 4,061 shares of common stock held by Joseph S. Bracewell, III, and (iii) 1,000 shares of restricted common stock held by Joseph S. Bracewell, III that have been awarded and are outstanding.

(10)

Includes (i) 25,000 shares of common stock held by Fred Lewis Brewer Living Trust, (ii) 3,000 shares of common stock held by Fred L. Brewer, and (iii) 1,000 shares of restricted common stock held by Fred L. Brewer that have been awarded and are outstanding.

(11)	Includes (i) 24,000 shares of common stock held by Jason K. Wolfe and (ii) 5,500 shares of restricted common stock held by Jason K. Wolfe that have been awarded and are outstanding.

(12)

Includes (i) 19,975 shares of common stock held by Midland Trust Company Custodian FBO Shaza Andersen, (ii) 3,000 shares of common stock held by Shaza L. Andersen, and (iii) 1,000 shares of restricted common stock held by Shaza L. Andersen that have been awarded and are outstanding.

(13)

Includes (i) 12,834 shares of common stock held by Brian T. Mancino, (ii) 11,150 shares of common stock held by Brian T. Mancino related to stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced, and (iii) 5,668 shares of restricted common stock held by Brian T. Mancino that have been awarded and are outstanding.

(14)	Includes (i) 5,500 shares of common stock held by Thomas E. Hampton and (ii) 1,000 shares of restricted common stock held by Thomas E. Hampton that have been awarded and are outstanding.

(15)

Includes (i) 500 shares of common stock held by Michael A. McColley and (ii) 4,384 shares of common stock held by Michael A. McColley related to stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced.

(16)	Includes 3,432 shares of common stock held by Stephanie E. Taylor related to stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced.

(17)	Includes 3,432 shares of common stock held by Dale A. Willis related to stock options held for the purchase of common stock which were exercisable within 60 days of the date referenced.

(18)

Includes 675,685 shares of common stock held by Mutual Capital Investment Fund, LP (“MCIF”), an investment fund managed by Mutual Capital Investment Advisors, LLC (“MCIA”), of which Jason K. Wolfe is the Chief Executive Officer. Although MCIA is the manager of MCIF, the power to direct the purchase, sale, or voting of the shares of common stock of the Company is held by Mutual Capital Group, Inc. (“MCG”), which is the parent and controlling person of MCIA.

(19)	Includes 202,950 shares of common stock held by Forge Group, Inc. Employee Stock Ownership Trust.

ITEM 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Trustar Bank

In March 2019, the Company invested $250 thousand in the ownership units, consisting of common stock and warrants, of Trustar Bank (“Trustar”), a newly formed Virginia bank. Joseph S. Bracewell, III serves as Chairman of Trustar, Shaza L. Andersen serves as a director and Chief Executive Officer of Trustar, and Patrick J. Bracewell serves as a director of Trustar. Mr. Joseph Bracewell, Ms. Andersen, and Mr. Patrick Bracewell are members of the board of directors of the Company. The carrying value of the Company’s investment in Trustar was $266 thousand on December 31, 2025.

Mutual Capital Investment Fund, LP (“MCIF”)

In August 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2.5 million to Mutual Capital Investment Fund, LP (“MCIF”). MCIF is an investment fund that is focused on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Jason K. Wolfe, a director of the Company, serves as the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment advisor for MCIF. The Company had a $1.2 million unfunded commitment to MCIF and a carrying value in the investment of $1.7 million as of December 31, 2025.

Limitations of Liability and Indemnification Matters

Our articles of incorporation and bylaws provide that we will indemnify our officers and directors to the fullest extent permitted by the PBCL.

We also maintain director and officer liability insurance.

ITEM 6. OTHER INFORMATION

On February 19, 2026, the Company contributed another $362 thousand of capital to our investment in Mutual Capital Investment Fund, LP (“MCIF”). As mentioned, the Company committed to a total investment of $2.5 million to MCIF in 2022 and capital is contributed periodically as called by MCIF. After this contribution of capital in February 2026, the remaining unfunded commitment to MCIF is $0.8 million.

On March 3, 2026, 2805 M Street, LLC, a wholly owned subsidiary of ACIC Properties, entered into a second 90-day extension of the commercial line of credit described in Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations — Real Estate Held for the Production of Income, extending the maturity date to May 23, 2026. The extension was obtained to allow completion of the refinancing of this commercial line of credit with another lender. During this extension period, the commercial line of credit bears an interest rate of 6.50%, with monthly interest and principal payments based on the existing amortization schedule. 2805 M Street, LLC paid an extension fee of $3 thousand (representing 1/8% of the outstanding balance).

On March 4, 2026, the Board of Directors of FIC declared a regular cash dividend in the amount of $1.5 million payable to FGI with a record date of March 4, 2026, and a payment date of March 5, 2026. This divided was a regular dividend and not an extraordinary dividend or other extraordinary distribution within the meaning of applicable District of Columbia insurance laws and regulations. The required notice was provided to the Department promptly following payment.

As described above, 2805 M Street, LLC is in the process of refinancing the commercial line of credit described in Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations — Real Estate Held for the Production of Income. As of the date of these financial statements, the refinancing was not complete. 2805 M Street, LLC expects to refinance this debt before maturity. To mitigate refinancing risk, FGI, the ultimate parent company of 2805 M Street, LLC, has entered into a legally binding agreement to repay the outstanding balance in full if the refinancing is not completed before the maturity date. FGI has sufficient liquidity to meet this commitment. Management does not expect this matter to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

ITEM 7. FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Forge Group, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets (As of December 31, 2025 and 2024)

Consolidated Statements of Earnings and Comprehensive Earnings (Years ended December 31, 2025 and 2024)

Consolidated Statements of Stockholders’ Equity (Years ended December 31, 2025 and 2024

Consolidated Statements of Cash Flows (Years ended December 31, 2025 and 2024)

Notes to Consolidated Financial Statements (As of December 31, 2025 and for the two years ended December 31, 2025)

ITEM 8. EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**
2.2	Bylaws of Forge Group, Inc.**
3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**
3.2	Form of Stock Certificate of Forge Group, Inc.**
3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**
4.1	Stock Order Form and Instructions**
6.1	Forge Group, Inc. 2021 Stock Incentive Plan**
6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.5

Auto Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**
6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**
6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**
7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**
8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**
11.1	Consent of Crowe LLP

** Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):          Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Patrick J. Bracewell
Name: Patrick J. Bracewell
Title: Chief Executive Officer
(Principal Executive Officer)

(Date): April 29, 2026

By:	/s/ Stephanie E. Taylor
Name: Stephanie E. Taylor
Title: Vice President, Treasurer, and Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)

(Date): April 29, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick J. Bracewell	Chairman, President and Chief Executive	April 29, 2026
Patrick J. Bracewell	Officer

/s/ Shaza L. Andersen	Director	April 29, 2026
Shaza L. Andersen

/s/ Fred L. Brewer	Director	April 29, 2026
Fred L. Brewer

/s/ Jason K. Wolfe	Director	April 29, 2026
Jason K. Wolfe

/s/ Edward A Crawford	Director	April 29, 2026
Edward A. Crawford

Crowe LLP Independent Member Crowe Global

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders

Forge Group, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Forge Group, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related statements of earnings and comprehensive earnings, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the consolidated financial statements are available to be issued.

(Continued)

1

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Required Supplementary Information

Accounting principles generally accepted in the United States of America require that the incurred and paid claims development information for the periods ended December 31, 2016, through December 31, 2024, on pages 35-36 and the average annual claims payout as of December 31, 2025, on page 37 be presented to supplement the basic consolidated financial statements. Such information is the responsibility of management and, although not part of the basic consolidated financial statements, is required by the Financial Accounting Standards Board, who considers it to be an essential part of financial reporting for placing the basic consolidated financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplemental information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management’s responses to our inquiries, the basic consolidated financial statements, and other knowledge we obtained during our audit of the basic consolidated financial statements. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

Crowe LLP
Fort Lauderdale, Florida
April 29, 2026

2

Forge Group, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost - $33,014,032 and $32,769,612, at December 31, 2025 and 2024, respectively)	$32,840,436	$31,908,421
Redeemable preferred stock, at fair value	591,360	1,073,753
Perpetual preferred stock, at fair value	91,248	94,703
Common stock, at fair value	1,862,277	1,287,045
Other invested assets	5,585,994	3,608,871
Real estate held for the production of income, net	28,318,543	28,930,813
Cash and cash equivalents	19,218,896	10,596,788
Restricted cash	252,345	236,223
Total investments and cash	88,761,099	77,736,617
Accrued investment income	309,953	288,182
Premium and reinsurance balances receivable	12,215,379	11,871,576
Ceded unearned premiums	114,186	109,266
Reinsurance balances recoverable on unpaid losses	3,530,752	2,014,624
Deferred policy acquisition costs	528,160	490,728
Straight line rent receivable	2,466,082	2,452,969
Leases in place	2,090,765	2,301,599
Right-of-use asset, net	145,701	54,822
Goodwill and other intangibles	5,541,541	5,808,791
Federal income tax receivable	280,599	-
Defined benefit pension asset	535,058	4,866
Other assets	1,269,166	1,572,399
Total assets	$117,788,441	$104,706,439

Liabilities and equity
Liabilities:
Unpaid losses and loss adjustment expenses	$17,231,633	$12,344,042
Unearned premium	17,844,094	15,666,680
Reinsurance balances payable	54,893	89,746
Accrued expenses	3,596,951	2,852,209
Notes payable	24,877,872	25,612,226
Operating lease liability, net	143,019	298,076
Federal income tax payable	-	110,617
Other liabilities	572,542	580,158
Total liabilities	64,321,004	57,553,754
Mezzanine equity:
Preferred stock, without par value, authorized 1,000,000 shares, 550,000 shares outstanding at December 31, 2025 and December 31, 2024	-	-
Additional paid-in capital	5,227,000	5,227,000
Stockholders' equity
Common stock, $0.01 par value, authorized 10,000,000 shares, issued and outstanding 2,057,614 shares at December 31, 2025 and 2,044,149 issued and outstanding at December 31, 2024	20,868	20,669
Treasury stock	(282,634)	(210,049)
Additional paid-in capital	16,936,926	16,591,296
Unearned employee stock ownership plan shares	(1,217,700)	(1,420,650)
Retained earnings	32,852,635	27,957,203
Accumulated other comprehensive loss, net of tax	(776,019)	(1,714,267)
Non-controlling interest	706,361	701,482
Total equity	53,467,437	47,152,684

Total liabilities and stockholders' equity	$117,788,441	$104,706,438

See notes to consolidated financial statements.

3

Forge Group, Inc. and Subsidiaries

Consolidated Statements of Earnings and Comprehensive Earnings

Years ended December 31, 2025 and 2024

	2025	2024
Revenues
Net premiums earned	$31,134,008	$22,063,966
Income from real estate held for investment	2,330,768	2,320,317
Net investment income	2,117,590	1,690,689
Net realized investment losses	(84,871)	(404,998)
Net unrealized gains on equity securities and other invested assets	755,417	853,232
Service fee and other income, net of expense	83,281	(186,160)
Total revenues	36,336,193	26,337,046
Expenses
Losses and loss adjustment expenses	15,485,083	11,483,042
Policy acquisition costs and other operating expenses	12,847,039	11,113,459
Depreciation and amortization	1,184,955	1,184,715
Real estate operating expense	197,378	215,940
Interest expense on debt	1,123,088	1,128,409
Lease expense	120,377	178,161
Sublease income	(62,413)	(113,357)
Total expenses	30,895,507	25,190,369

Income before income taxes	5,440,686	1,146,677

Income tax expense	72,876	92,525
Net Income	5,367,810	1,054,152

Net loss attributable to non-controlling interest	(4,879)	(1,131)

Net income attributable to Forge Group, Inc.	5,362,931	1,053,021

Other comprehensive income, net of tax
Unrealized gains and losses on investments:
Unrealized holding gains arising during the year, net of income tax expense of $157,107 and $43,058, respectively	539,325	89,636
Reclassification adjustment for losses included in net income, net of income tax benefit of $13,741 and $19,231, respectively	51,694	72,345
Defined benefit plan, net of income tax expense of $92,301 and $73,412, respectively	347,229	276,169
Total other comprehensive income	938,248	438,150
Comprehensive income	$6,306,058	$1,492,302

Earnings per share:
Basic:
Basic net earnings per share	$2.36	$0.51
Diluted:
Diluted net earnings per share	$2.08	$0.40

Weighted average number of common shares outstanding:
Basic	2,055,162	2,047,191
Diluted	2,559,839	2,647,357

See notes to consolidated financial statements.

4

Forge Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2025 and 2024

	Preferred stock	Preferred stock Additional paid-in capital	Common stock	Common Stock Additional paid-in capital	Unearned employee stock ownership plan shares	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total equity

Balance January 1, 2024	$-	$5,227,000	$20,570	$16,603,712	$(1,826,550)	$(70,049)	$27,371,682	$(2,152,417)	$700,351	$45,874,299

Net income attributable to Forge Group, Inc.	-	-	-	-	-	-	1,053,021	-	-	1,053,021

Unrealized holding losses on AFS securities arising during the year, net	-	-	-	-	-	-	-	89,636	-	89,636

Reclassification adjustment for losses included in net income	-	-	-	-	-	-	-	72,345	-	72,345

Defined benefit plan, net of income tax expense	-	-	-	-	-	-	-	276,169	-	276,169

Issuance of shares, net of expenses	-	-	99	(99)	-	-	-	-	-	-

Buyback of Shares - placed into treasury stock	-	-	-	-	-	(140,000)	-	-	-	(140,000)

Distribution of employee stock ownership plan shares	-	-	-	(405,900)	405,900	-	-	-	-	-

Share-based compensation	-	-	-	393,583	-	-	-	-	-	393,583

Dividends incurred on preferred stock	-	-	-	-	-	-	(467,500)	-	-	(467,500)

Net gain attributable to non-controlling interest	-	-	-	-	-	-	-	-	1,131	1,131

Balance December 31, 2024	-	5,227,000	20,669	16,591,296	(1,420,650)	(210,049)	27,957,203	(1,714,267)	701,482	47,152,684

Net income attributable to Forge Group, Inc.	-	-	-	-	-	-	5,362,931	-	-	5,362,931

Unrealized holding losses on AFS securities arising during the year, net	-	-	-	-	-	-	-	539,325	-	539,325

Reclassification adjustment for loss included in net income	-	-	-	-	-	-	-	51,694	-	51,694

Defined benefit plan, net of income tax expense	-	-	-	-	-	-	-	347,229	-	347,229

Issuance of shares, net of expenses	-	-	99	(99)	-	-	-	-	-	-

Buyback of Shares - placed into treasury stock	-	-	-	-	-	(72,585)	-	-	-	(72,585)

Distribution of employee stock ownership plan shares	-	-	-	(206,200)	202,950	-	-	-	-	(3,250)

Share-based compensation	-	-	-	452,029	-	-	-	-	-	452,029

Exercise of Options	-	-	100	99,900	-	-	-	-	-	100,000

Dividends incurred on preferred stock	-	-	-	-	-	-	(467,500)	-	-	(467,500)

Net gain attributable to non-controlling interest	-	-	-	-	-	-	-	-	4,879	4,879

Balance December 31, 2025	$-	$5,227,000	$20,868	$16,936,926	$(1,217,700)	$(282,634)	$32,852,635	$(776,019)	$706,361	$53,467,437

See notes to consolidated financial statements.

5

Forge Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:
Net income attributable to Forge Group, Inc.	$5,362,931	$1,053,021
Adjustments to reconcile income to net cash provided by operating activities:
Net realized capital losses on investments	84,871	404,998
Net unrealized gains on equity securities	(755,417)	(853,232)
Employee stock ownership plan	202,950	405,900
Stock compensation	245,829	(12,317)
Depreciation of property and equipment	612,270	612,270
Amortization of intangibles	267,250	267,250
Deferred income taxes, net	(263,408)	(129,470)
Net amortization of premiums and discounts on investments	(452,203)	(239,175)
Amortization of finance costs	94,601	210,834
Amortization on acquired leases	210,834	94,361
Non-controlling interest	4,879	(1,131)
Changes in assets and liabilities which provided cash:
Premium and reinsurance balances receivable	(343,803)	(3,615,899)
Deferred policy acquisition costs	(37,432)	(193,089)
Ceded unearned premiums	(4,920)	(38,701)
Reinsurance balances payable	(34,853)	53,440
Reinsurance balances recoverable on unpaid losses	(1,516,128)	(1,324,624)
Accrued investment income	(21,771)	8,365
Federal income tax recoverable	(626,513)	-
Straight line rent receivable	(13,113)	(97,450)
Right-of-use asset, net	(90,879)	87,848
Other assets	308,099	318,459
Unpaid losses and loss expenses	4,887,591	3,918,524
Unearned premiums	2,177,414	5,384,077
Accrued expenses and other liabilities	906,789	48,895
Accrued interest payable	9,183	(3,692)
Operating lease liability	(155,057)	(430,911)
Net cash provided by operating activities	11,059,994	5,928,551
Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(4,792,684)	(8,989,083)
Common stock and perpetual preferred stock	(441,362)	(158,016)
Other invested assets	(1,542,267)	-
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	5,495,757	5,697,048
Common stock and perpetual preferred stock	113,720	1,524,403
Other invested assets	56,991	955,780
Net cash used in investing activities	(1,109,845)	(969,868)
Cash flows from financing activities:
Proceeds from issuance of common stock	100,000	-
ESOP share repurchases and distributions	(42,879)	-
Purchase of treasury stock	(72,585)	(140,000)
Dividends paid to preferred stock owners	(467,500)	(467,500)
Proceeds from notes payable	2,200,000	-
Payments on notes payable	(3,028,955)	(712,529)
Net cash used in financing activities	(1,311,919)	(1,320,029)
Net change in cash and cash equivalents	8,638,230	3,638,654
Cash and cash equivalents at beginning of year	10,833,011	7,194,357
Cash and cash equivalents at end of year	$19,471,241	$10,833,011
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$19,218,896	$10,596,788
Restricted cash	252,345	236,223
Cash, cash equivalents and restricted cash	$19,471,241	$10,833,011
Supplemental information:
Federal income tax paid	$650,000	$20,000
Interest paid	$1,123,088	$1,128,409

See notes to consolidated financial statements.

6

Forge Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Note 1 – Description of Business

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company” or “FGI”. The consolidated group consists of the holding company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company that is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC. The consolidated financial statements as of and for the twelve months ending December 31, 2025, and 2024, include Forge Group, Inc. and subsidiaries.

The Company operates as a specialty property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of December 31, 2025 and 2024, FIC was licensed as a property and casualty insurer in 34 states and the District of Columbia and 33 states and the District of Columbia, respectively. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. Over the last several years, FIC sold commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of December 31, 2025, and 2024, FRM is licensed as a property and casualty insurance producer in 34 states and the District of Columbia and 33 states and the District of Columbia, respectively.

Note 2 – Basis of Presentation and Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements consist of Forge Group, Inc. and its wholly owned subsidiaries: FRM and FIC as well as FIC’s majority owned subsidiary, ACP. All significant intercompany transactions and account balances have been eliminated in consolidation.

7

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the year.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. Accordingly, there was no premium deficiency reserve required as of December 31, 2025, or December 31, 2024. The Company anticipates investment income, if applicable, as a factor in the premium deficiency reserve evaluation.

Income from Real Estate Held for Investment

The Company accounts for leases in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (1) whether the lease term is equal to or greater than 75% of the economic life of the building and (2) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the equipment at lease inception. ACP’s leases are all considered to be “operating leases.” Operating lease income and expense is recognized on a straight-line basis over the life of the lease.

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claim payment and reporting is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid at statement date, as well as a provision for claims incurred but not reported at statement date.

8

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. Adjustments for these estimates are reflected in expense for the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering reinsurance contracts with reinsurance companies.

Reinsurance balances receivable represents the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivable is estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly in excess of, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Earnings and Comprehensive Earnings, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company evaluates reinsurance receivables for expected credit losses in accordance with ASC 326, Financial Instruments — Credit Losses. The Company estimates expected credit losses based on an assessment of factors including the creditworthiness of the reinsurers, historical loss experience, current conditions, and the adequacy of collateral obtained, where applicable. The Company recorded no allowance for credit losses related to reinsurance receivables as of December 31, 2025, or 2024, nor did the Company record any credit loss expense related to reinsurance receivables for the years then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and the estimation of expected credit losses. Any change in the ability of the Company's reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

9

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as all highly liquid investments with maturities of three months or less to be cash equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash in bank accounts and certain short‑term investments, which when purchased were due to mature in three months or less.

Investments

The Company accounts for its fixed income investments in accordance with FASB ASC 320, “Investments – Debt Securities.” Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

The Company accounts for its equity securities in accordance with FASB ASC 321, “Investments – Equity Securities.” Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Interest on fixed maturity securities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized investment gains and losses are reported based upon the specific-identification method of investments sold to minimize taxable gains. Declines in the fair value of AFS investments below cost that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis.

For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income.

10

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

No allowance or impairments for available-for-sale debt securities were recorded in 2025 or 2024.

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for credit losses, if any. The Company estimates expected credit losses on premiums receivable in accordance with ASC 326, Financial Instruments — Credit Losses, based on an analysis of amounts receivable giving consideration to historical loss experience, current economic conditions, and reasonable and supportable forecasts. The Company's exposure to credit loss on premiums receivable is mitigated by its ability to cancel coverage for nonpayment of premium. The allowance for credit losses was not material as of December 31, 2025, or 2024, nor did the Company record material credit loss expense related to premiums receivable for the years then ended.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Straight-line Rent Receivable on Real Estate Held for the Production of Income

Straight-line rent receivables on leased assets represent the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

11

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts, and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

ACP’s leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Right-of-use Asset

The Company’s lease on its primary office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and associated sublease income are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash represents required replacement reserves of certain deposits required by a lender. The restricted cash is in a separate account with an FDIC insured financial institution.

12

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Above and Below Market Leases

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using a discount rate that reflects the risks associated with the property acquired and the respective tenants) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases. The net above-market leases are presented within leases in place on the consolidated balance sheets.

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. ACP is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of ACP’s taxable income. The District of Columbia requires ACP to pay a franchise tax on taxable income earned in the District.

A tax sharing agreement is in place between parent company, FGI, and wholly owned subsidiaries, FIC and FRM. FGI intends to file a consolidated tax return with FIC and FRM. FGI is responsible for the timely and accurate preparation and filing of the consolidated federal income tax return and any consolidated or combined state and/or local income or franchise tax returns and associated tax liability for each tax year. For each tax year, each subsidiary will pay to FGI an amount equal to the federal income tax liability attributable to such subsidiary. The federal income tax liability of each subsidiary shall be determined pursuant to the principles used to determine earnings and profits under Code §1552(a)(2) and Treasury Regulation §1.1502-33(d)(3) using a fixed percentage of one hundred. In the event that FGI shall elect or be required to file a consolidated or combined state and/or local income or franchise tax return for any tax year, each subsidiary shall pay to FGI an amount equal to the amount of state and/or local income or franchise tax for such tax year as if each includible corporation were filing on a separate company basis.

13

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Goodwill and Other Intangibles:

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, the Company seeks to identify separately identifiable intangible assets that have been acquired. The Company assesses goodwill and other intangibles with an indefinite useful life for impairment annually. The Company also assesses goodwill and other intangibles for impairment upon the occurrence of certain events. In making our assessment, we consider several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. The Company did not record any impairments of goodwill or other intangibles during the years ended December 31, 2025, or 2024.

Goodwill arising from the acquisition of FRM in March 2022 represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets arising from the acquisition of FRM represent the estimated fair values of certain intangible assets, including the value of FRM’s distribution network, the value of the FRM trade name and state insurance licenses. The distribution networks asset and trade name and state insurance license are being amortized over eight years, five years and one year, respectively, from March 11, 2022, acquisition/valuation date.

Employee Stock Ownership Plan

The Company recognizes employee stock ownership plan (ESOP) compensation expense ratably during each year for the shares committed to be allocated to participants that year. This expense is determined by the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For purposes of balance sheet disclosures of shares outstanding, the Company includes only the number of ESOP shares that have been committed to be released for the period. For purposes of calculating earnings per share, the Company includes the weighted average ESOP shares committed to be released for the period. The ESOP covers all employees who have worked a minimum of 1,000 hours in the plan year and who are employed on the last day of the year.

Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The denominator for basic and diluted EPS includes ESOP shares committed to be released. Diluted earnings per share includes the effect of all potentially dilutive instruments, such as restricted stock awards and stock options, outstanding during the period.

14

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

Assessments

The Company is subject to a variety of assessments including insurance-related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the years then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts are the liability for unpaid losses and LAE, stock-based compensation, the pension benefit obligation and the asset for goodwill and intangible assets. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment.

15

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 2 – Basis of Presentation and Accounting Policies, continued

The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

Note 3 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities

Following is a schedule of the cost, estimated fair values, and gross gains and losses of investments in securities classified as AFS fixed-maturity securities and equities on December 31, 2025, and 2024.

	Amortized		Gross Unrealized
2025	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$892,832	$823,197	$3,603	$(73,238)
Municipal bonds - general obligations	7,941,355	8,047,918	140,073	(33,510)
Municipal bonds - special revenue	9,895,510	9,941,604	134,675	(88,581)
Corporate bonds - industrial and misc	12,472,877	12,508,346	210,773	(175,304)
Asset backed securities	1,811,458	1,519,371	10,402	(302,489)
Total fixed maturity securities	33,014,032	32,840,436	499,526	(673,122)
Redeemable preferred stock	600,000	591,360	-	(8,640)
Total AFS securities	$33,614,032	$33,431,796	$499,526	$(681,762)

16

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

	Amortized		Gross Unrealized
2024	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$880,436	$819,730	$-	$(60,706)
Municipal bonds - general obligations	6,317,214	6,141,644	1,066	(176,636)
Municipal bonds - special revenue	9,112,040	8,844,082	18,670	(286,628)
Corporate bonds - industrial and misc	15,259,922	15,204,789	207,376	(262,509)
Asset backed securities	1,200,000	898,176	-	(301,824)
Total fixed maturity securities	32,769,612	31,908,421	227,112	(1,088,303)
Redeemable preferred stock	1,160,727	1,073,753	-	(86,974)
Total AFS securities	$33,930,339	$32,982,174	$227,112	$(1,175,277)

As required by insurance regulations, certain fixed maturity investments amounting to $3,762,224 and $3,762,871 on December 31, 2025, and December 31, 2024, respectively, were on deposit with either regulatory authorities or banks.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of December 31, 2025 are shown below. Expected maturity may differ from contractual maturity where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value
Due in one year or less	$5,168,105	$5,189,958
Due after one year through five years	12,774,380	12,916,715
Due after five years through ten years	10,786,376	10,995,027
Due after ten years	2,473,713	2,219,365
Asset backed securities	1,811,458	1,519,371
Total fixed maturity securities	33,014,032	32,840,436
Redeemable preferred stock	600,000	591,360
Total AFS securities	$33,614,032	$33,431,796

17

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

The schedule below summarizes the fair values of those fixed maturity securities in an unrealized loss position on December 31, 2025, and 2024. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2025	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$-	$-	$559,184	$(73,238)	$559,184	$(73,238)
Municipal bonds - general obligations	853,491	(9,722)	1,421,673	(23,788)	2,275,164	(33,510)
Municipal bonds - special revenue	903,804	(9,193)	3,532,352	(79,388)	4,436,156	(88,581)
Corporate bonds - industrial and misc	2,375,535	(23,954)	1,180,250	(151,350)	3,555,785	(175,304)
Asset backed securities	75,384	(665)	898,176	(301,824)	973,560	(302,489)
Total fixed maturity securities	4,208,214	(43,534)	7,591,635	(629,588)	11,799,849	(673,122)
Redeemable preferred stock	-	-	591,360	(8,640)	591,360	(8,640)
Total AFS securities	$4,208,214	$(43,534)	$8,182,995	$(638,228)	$12,391,209	$(681,762)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2024	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$255,011	$(1,149)	$564,719	$(59,557)	$819,730	$(60,706)
Municipal bonds - general obligations	4,332,409	(103,715)	1,528,515	(72,921)	$5,860,924	$(176,636)
Municipal bonds - special revenue	3,183,467	(85,435)	5,011,045	(201,193)	8,194,512	(286,628)
Corporate bonds - industrial and misc	2,770,321	(48,639)	1,192,634	(213,870)	3,962,955	(262,509)
Asset backed securities	-	-	898,176	(301,824)	898,176	(301,824)
Total fixed maturity securities	10,541,208	(238,938)	9,195,089	(849,365)	19,736,297	(1,088,303)
Redeemable preferred stock	-	-	1,073,753	(86,974)	1,073,753	(86,974)
Total AFS securities	$10,541,208	$(238,938)	$10,268,842	$(936,339)	$20,810,050	$(1,175,277)

The Company monitors the credit quality of its fixed income investments to assess whether it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

As of December 31, 2025, and 2024, the AFS portfolio contained 68 and 285 securities, respectively, in an unrealized loss position. Of these, 29 and 30 securities, respectively, had been in a continuous unrealized loss position for 12 months or longer, representing unrealized losses of $638,228 and $936,339, respectively. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

18

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are less than 7% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the "lock-up" period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days' advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

On November 7, 2025, the Company acquired a minority equity interest in an unaffiliated holding company, Ensurise Investors, Inc (“Holdco"). Holdco was formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations. The holding company owns 100% of the equity of Ensurise, LLC. The Company purchased approximately 12,250 Class B Units at $40.82 per unit, for a total investment of $500,000. The per unit price was established in the private placement offering and was supported by an independent third-party valuation.

The investment does not have a readily determinable fair value as the Class B Units are not traded on an active market. In accordance with ASC 321, Investments — Equity Securities, the Company has elected to measure this investment using the measurement alternative, whereby the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar investments of the same issuer, less any impairment. The initial cost basis was determined based on the per unit price established in the offering, which was supported by an independent third-party valuation of Holdco and its underlying investment in Ensurise, LLC. Given the proximity of the acquisition date to December 31, 2025, and in the absence of the investee's audited financial statements as of the date these financial statements were issued, the Company determined that the private placement price established in November 2025 represented the most current available indicator of value, and that no adjustment to the carrying value was required. Accordingly, the investment is carried at its initial cost of $500,000 as of December 31, 2025.

19

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

The Company holds an equity interest in CSE Credit Tenant Fund V, LLC ("CSE Fund V"), a North Carolina limited liability company organized in October 2024 for the purpose of acquiring and developing single-tenant and credit tenant-anchored commercial real estate properties. The Company accounts for this investment under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures. The investment is carried at the Company's proportionate share of CSE Fund V's net asset value as reported in the fund's financial statements as of December 31, 2025.

The Company holds a minority equity investment in Trustar Bank, a related-party community bank serving the Washington, D.C. metropolitan area. The Company has representation on Trustar Bank's board of directors and accordingly has determined that it has the ability to exercise significant influence over Trustar Bank's operating and financial policies. This investment is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets as of December 31, 2025, and 2024.

		Carrying	Gross Unrealized		OTTI
2025	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$3,128,756	$4,594,945	$1,466,189	$-	$-
Equity interest in Trustar Bank	250,000	266,049	16,049	-	-
Equity interest in CSE	225,000	225,000	-	-	-
Equity interest in Ensurise	500,000	500,000	-	-	-
Total other invested assets	$4,103,756	$5,585,994	$1,482,238	$-	$-

		Carrying	Gross Unrealized		OTTI
2024	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$2,357,904	$3,359,012	$1,001,108	$-	$-
Limited partnership investment in EAS	877,200	-	-	-	(877,200)
Equity interest in Trustar Bank	250,000	249,859	-	(141)	-
Equity interest in Stream-IT.app Inc.	500,000	-	-	-	(500,000)
Total other invested assets	$3,985,104	$3,608,871	$1,001,108	$(141)	$(1,377,200)

Other invested assets did not include any investments in an unrealized loss position as of December 31, 2025.

The Company had a remaining unfunded commitment to Mutual Capital Investment Fund, LP (“MCIF”) of $1,195,449 as of December 31, 2025. Additionally, the Company had a remaining unfunded commitment to CSE Credit Tenant Fund V, LLC of $275,000 as of December 31, 2025.

Unrealized gains on equity securities, net

The portion of unrealized gains as of December 31, 2025, and 2024 that relates to equity securities held as of the respective year end was $584,224 and $310,078.

20

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

Net Investment Income

A summary of net investment income for the years ended December 31, 2025, and 2024 is as follows:

	2025	2024

AFS, fixed maturity securities	$1,743,386	$1,521,422
AFS, redeemable preferred stock	89,062	115,646
Perpetual preferred stock	8,502	30,483
Common stock	59,327	49,424
Other invested assets	34,062	-
Cash and short-term investments	460,747	241,797
Investment income	2,395,086	1,958,772
Less investment expenses	(277,496)	(268,083)
Net investment income	$2,117,590	$1,690,689

Investment related gains (losses)

The following summarizes the proceeds from sales, maturities, and calls of invested securities and the related gross realized gains and losses for the years ended December 31, 2025, and 2024.

				Net Realized
2025	Proceeds	Gains	Losses	Gains/(Losses)

AFS, fixed maturity securities	$4,968,432	$18,997	$(25,948)	$(6,951)
AFS, redeemable preferred stock	527,325	-	(58,484)	(58,484)
Perpetual preferred stock	34,689	-	(15,020)	(15,020)
Common stock	79,031	-	(14,992)	(14,992)
Other invested assets	56,991	10,576	-	10,576
Total	$5,666,468	$29,573	$(114,444)	$(84,871)

				Net Realized
2024	Proceeds	Gains	Losses	Gains/(Losses)

AFS, fixed maturity securities	$5,342,764	$7,074	$(98,650)	$(91,576)
AFS, redeemable preferred stock	354,284	4,284	-	4,284
Perpetual preferred stock	450,464	75,352	(49,963)	25,389
Common stock	1,073,939	454,147	(240,623)	213,524
Other invested assets	955,780	60,641	(617,260)	(556,619)
Total	$8,177,231	$601,498	$(1,006,496)	$(404,998)

21

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

Evaluation of Credit Losses

Under ASC 326, Financial Instruments — Credit Losses, the Company evaluates fixed maturity securities classified as available-for-sale for credit losses when fair value is less than amortized cost. If the Company intends to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings through a direct write-down of the amortized cost basis.

If neither condition is met, the Company evaluates whether a credit loss exists by comparing the present value of expected cash flows to the amortized cost basis of the security. If a credit loss exists, an allowance for credit losses is recorded, limited to the amount by which fair value is less than amortized cost. Changes in the allowance for credit losses are recorded as credit loss expense or reversal in earnings. Amounts related to changes in fair value not attributable to credit losses are recognized in other comprehensive income. Recognition of a credit loss allowance does not reduce the amortized cost basis of the investment.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine whether a credit loss exists. The following are the key factors considered in this evaluation:

●	The extent to which fair value is less than amortized cost
●	Adverse changes to expected cash flows on a fixed maturity investment
●

The occurrence of a discrete credit event, including issuer default on a material obligation, bankruptcy filing, or a proposed reorganization under which creditors are asked to exchange claims for consideration having a fair value substantially lower than par

●	The probability that the Company will collect all contractual cash flows prior to maturity

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed, as follows:

Corporate Securities: The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis includes an assessment of industry and competitive position, factors that enable the profit structure of the business, competitive advantage, management strategy, and trends in return on invested capital. Additional factors may include liquidity, asset value, and cash flow generation.

Municipal Securities: The Company analyzes impairment candidates on a quantitative and qualitative basis, including an assessment of the factors contributing to any unrealized loss and whether the recovery value is greater or less than current market value.

22

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 3 – Investments, continued

Asset-Backed Securities: The Company uses a stated assumptions analytic approach which relies on actual six-month average collateral performance measures — including voluntary prepayment rate, gross default rate, and loss severity — sourced through third-party data providers or remittance reports. These assumptions are applied throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure reflecting the priority of payments and performance triggers to determine whether a loss to the tranche exists.

For all fixed maturity securities in an unrealized loss position as of December 31, 2025, the Company evaluated whether the decline in fair value was attributable to credit losses or other factors, including changes in interest rates and market conditions. Based on this evaluation, the Company determined that no credit losses existed as of December 31, 2025. The Company does not intend to sell, nor does it believe it will be required to sell any of these securities before recovery of their amortized cost basis. Accordingly, no allowance for credit losses was recorded on fixed maturity securities as of December 31, 2025.

Note 4 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

23

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 4 – Fair Value Measurements, continued

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

24

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 4 – Fair Value Measurements, continued

Assets measured at fair value on a recurring basis as of December 31, 2025, and 2024, are summarized below.

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
2025	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$823,197	$-	$823,197
Municipal bonds - general obligations	-	8,047,918	-	8,047,918
Municipal bonds - special revenue	-	9,941,604	-	9,941,604
Corporate bonds - industrial and misc	-	12,508,346	-	12,508,346
Asset backed securities	-	621,195	898,176	1,519,371
Total fixed maturity securities	-	31,942,260	898,176	32,840,436
Redeemable preferred stock	-	591,360	-	591,360
Total AFS securities	-	32,533,620	898,176	33,431,796

Common stock	1,862,277	-	-	1,862,277
Perpetual preferred stock	-	91,248	-	91,248
Total marketable investments measured at fair value	$1,862,277	$32,624,868	$898,176	$35,385,321

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
2024	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$819,730	$-	$819,730
Municipal bonds - general obligations	-	6,141,644	-	6,141,644
Municipal bonds - special revenue	-	8,844,082	-	8,844,082
Corporate bonds - industrial and misc	-	15,204,789	-	15,204,789
Asset backed securities	-	-	898,176	898,176
Total fixed maturity securities	-	31,010,245	898,176	31,908,421
Redeemable preferred stock	-	1,073,753	-	1,073,753
Total AFS securities	-	32,083,998	898,176	32,982,174

Common stock	1,287,045	-	-	1,287,045
Perpetual preferred stock	-	94,703	-	94,703
Total marketable investments measured at fair value	$1,287,045	$32,178,701	$898,176	$34,363,922

25

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 4 – Fair Value Measurements, continued

As of December 31, 2025, and 2024, the reported fair value of the Company’s investment in Level 3 AFS asset backed security was $898,176 in each year. Fair value was determined by discounting the expected contractual cash flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (e.g. maturity, underlying assets and credit worthiness.)

	Beginning	Transfers	Transfers	Total gains	Total (losses)			Ending
	Balance at	into	out of	included in	gains included			Balance at
2025	1/1/2025	Level 3	Level 3	Net Income	in Equity	Purchases	Sales	12/31/2025
AFS securities:

Asset backed securities	$898,176	$-	$-	$-	$-	$-	$-	$898,176
Total AFS securities	$898,176	$-	$-	$-	$-	$-	$-	$898,176

	Beginning	Transfers	Transfers	Total gains	Total (losses)			Ending
	Balance at	into	out of	included in	gains included			Balance at
2024	1/1/2024	Level 3	Level 3	Net Income	in Equity	Purchases	Sales	12/31/2024
AFS securities:
Asset backed securities	$897,576	$-	$-	$-	$600	$-	$-	$898,176
Total AFS securities	$897,576	$-	$-	$-	$600	$-	$-	$898,176

There were no transfers in or out of level 3 in either period. Additionally, no securities were transferred in or out of levels 1 or 2 during either period.

Note 5 – Real Estate Held for the Production of Income

As of December 31, 2025, and 2024, ACP owned two commercial buildings and one building leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with 10 to 20-year terms. The properties comprised the following as of December 31, 2025, and 2024:

			Depreciable
	2025	2024	lives (years)

Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39
Leasehold/tenant improvements	931,318	931,318	15
Furniture, fixtures & equipment	1,080,522	1,080,522	7

Real estate held for the production of income	35,468,895	35,468,895
Accumulated depreciation	(7,150,352)	(6,538,082)

Real estate held for the production of income, net	$28,318,543	$28,930,813

26

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 5 – Real Estate Held for the Production of Income, continued

Depreciation expense for the years ended December 31, 2025 and 2024 was $612,270 for each year.

ACP’s future annual rental income from non-cancelable operating leases as of December 31, 2025, was as follows:

2026	$2,083,659
2027	2,281,329
2028	2,062,912
2029	1,899,711
2030	1,935,072
Thereafter	10,769,151
Future rental income from non-cancelable operating leases	$21,031,834

In conjunction with the acquisition of the real estate, the following lease assets were acquired and are being amortized throughout the remaining terms of the lease as of December 31, 2025, and 2024 are as follows:

	2025	2024

Leases in place	$4,163,966	$4,163,966
Accumulated amortization, leases in place	(2,073,201)	(1,862,367)
Leases in place, net of accumulated amortization	$2,090,765	$2,301,599

Amortization expense for the years ended December 31, 2025, and 2024 was $210,834 for each year.

Note 6 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the years ended December 31, 2025, and 2024 were as follows:

	2025	2024

Balance, January 1,	$490,728	$297,639
Premium deficiency reserve	-	-
Net balance January 1,	490,728	297,639

Acquisition costs deferred, during the period	1,475,101	1,320,732

Amortization charged to earnings	1,437,669	1,127,643

Balance, December 31,	528,160	490,728
Premium deficiency reserve	-	-
Net balance, December 31,	$528,160	$490,728

27

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 7 – Right-of-Use Asset and Operating Lease Liability

The Company previously leased three office suites totaling 9,544 square feet in Chevy Chase, Maryland under an operating lease that commenced in July 2016 with an original 15-year term and an early termination option after the 10th lease year. The lease provided for a 2.5% annual increase in base rent on each anniversary of the lease commencement date. In accordance with ASC 842, Leases, the Company recorded an operating lease right-of-use asset and corresponding lease liability representing the discounted present value of future lease payments. On June 30, 2025, the Company exercised the early termination option, eliminating all remaining lease obligations related to the Chevy Chase premises as of that date.

Prior to the full lease termination, the Company had subleased the entire Chevy Chase office space under three separate sublease agreements. The first sublease commenced October 1, 2017, and was amended in 2024 to expire concurrently with the Company's early termination date of June 30, 2025. The second sublease commenced July 1, 2021, and expired June 30, 2024. In connection with the expiration of the second sublease, the landlord agreed to accept an early surrender of that portion of the leased premises effective September 30, 2024, in order to accommodate a new tenant, which resulted in a partial termination of the Company's head lease. In accordance with ASC 842, the Company remeasured and reduced its operating lease liability and right-of-use asset to reflect the surrender of that portion of the premises and recognized an immaterial gain on partial lease termination. The third sublease commenced June 1, 2022, and expired May 31, 2025. Sublease income was recognized on a straight-line basis over the respective sublease terms.

Consistent with the Company's expectation to exercise the early termination option, the Company had previously reduced the operating lease liability to the present value of committed future payments through the early termination date and recognized an impairment of the right-of-use asset in accordance with ASC 360, Property, Plant and Equipment, reducing its carrying value to zero. Upon exercise of the early termination option on June 30, 2025, the Company had no remaining right-of-use assets or lease liabilities related to the Chevy Chase premises.

In 2022, the Company entered into a lease for a 1,579-square-foot office suite in Bethesda, Maryland. This operating lease, as originally executed, was set to expire January 31, 2026, and provided for a 3.25% annual increase in base rent on each anniversary of the commencement date. In August 2025, the Company executed a lease amendment extending the term through January 31, 2029 (the "2026 Renewal Term"), with a 3.00% annual increase in base rent on each anniversary of the commencement date. In accordance with ASC 842, the Company remeasured its right-of-use asset and lease liability upon execution of the amendment in August 2025 to reflect the modified lease terms.

28

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 7 – Right-of-Use Asset and Operating Lease Liability, continued

The following summarizes the line items in the consolidated balance sheet which include amounts for operating leases as of December 31, 2025, and 2024:

	2025
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$160,136	$-	$160,136
Accumulated amortization	(14,435)	-	(14,435)
Operating lease right-of-use asset	$145,701	-	$145,701

Operating lease liability	$143,019	$-	$143,019

	2024
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,451,004	$(649,678)	$1,801,326
Accumulated amortization	(1,793,143)	587,265	(1,205,878)
Impairment of right-of-use asset	(540,626)	-	(540,626)
Operating lease right-of-use asset	$117,235	$(62,413)	$54,822

Operating lease liability	$371,517	$(73,441)	$298,076

The Company had lease expense of $120,377 and $178,161 for the years ended December 31, 2025, and 2024, respectively. In addition, the Company had sublease income of $62,413 and $113,357 for each of the years then ended.

29

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 7 – Right-of-Use Asset and Operating Lease Liability, continued

The components of lease expense and supplemental cash flow information related to leases for the periods ended December 31, 2025, and 2024 are as follows:

	2025	2024

Cash paid for leases (net)	$298,492	$392,763
Remaining lease term (in years)	3.08	1.50
Weighted average annual discount rate	5.60%	3.50%

	2024	2023

Sum of remaining payments	$157,394	$378,751
Less: imputed interest	(14,375)	(7,234)
Net present value of remaining payments	143,019	371,517
Less: net present value of sublease rent	-	73,441

Operating lease liability, net	$143,019	$298,076

Annual future minimum lease payments for the lease outlined above as of December 31 of the respective years are as follows:

Minimum
Commitments

2026	$37,235
2027	56,785
2028	58,488
2029	4,886

Future minimum lease payments	$157,394

30

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the years ended December 31, 2025, and 2024 was as follows:

	2025	2024

Balance, January 1,	$12,344,042	$8,425,518
Less reinsurance balances recoverable on unpaid losses	(2,014,624)	(690,000)
Net balance, January 1,	10,329,418	7,735,518
Incurred losses and LAE related to:
Current year	15,919,598	12,754,451
Prior years	(434,515)	(1,271,409)
Total incurred losses and LAE	15,485,083	11,483,042
Paid losses and LAE related to:
Current year	7,642,180	6,009,323
Prior years	4,471,440	2,879,819
Total paid losses and LAE	12,113,620	8,889,142

Net balance, December 31,	13,700,881	10,329,418
Plus reinsurance balances recoverable on unpaid losses	3,530,752	2,014,624
Balance, December 31,	$17,231,633	$12,344,042

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE decreased by $434,515 and $1,271,409 in 2025 and 2024, respectively. The favorable development in 2025 and 2024 was primarily attributable to re-estimation of unpaid losses and LAE, specifically in the commercial automobile liability line of business related to the two prior accident years.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2025 or 2024.

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for many years, and the Company made no significant changes to that methodology during 2025 or 2024.

31

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

The Company and its independent actuary utilize several generally accepted actuarial methodologies to estimate the ultimate cost of losses and LAE, including:

Paid Loss Development – historical patterns of paid loss development are used to project future paid loss emergence in order to estimate required reserves.

Incurred Loss Development – historical patterns of incurred loss development, reflecting both paid losses and changes in case reserves, are used to project future incurred loss emergence in order to estimate required reserves.

Paid Bornhuetter-Ferguson (“BF”) – an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been paid, based on historical paid loss development patterns. The estimate of required reserves assumes that the remaining unpaid portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of paid losses exists at the initial stages of the claims development process.

Incurred Bornhuetter-Ferguson (“BF”) - an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been reported, based on historical incurred loss development patterns. The estimate of required reserves assumes that the remaining unreported portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of reported losses exists at the initial stages of the claims development process.

Incremental Claim-Based Methods – historical patterns of incremental incurred losses and paid LAE during various stages of development are reviewed and assumptions are made regarding average loss and LAE development applied to remaining claims inventory. Such methods more accurately reflect changes in the speed of claims closure and the relative adequacy of case reserve levels at various stages of development. These methods may provide a more accurate estimate of IBNR for lines of business with relatively few remaining open claims but for which significant recent settlement activity has occurred.

32

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

Frequency / Severity Based Methods – historical measurements of claim frequency and average paid claim size (severity) are reviewed for more mature accident years where a majority of claims have been reported and/or closed. These historical averages are trended forward to more recent periods in order to estimate ultimate losses for newer accident years that are not yet fully developed.

These methods are useful for lines of business with slow and/or volatile loss development patterns, such as liability lines where information pertaining to individual cases may not be completely known for many years. The claim frequency and severity information for older periods can then be used as reasonable measures for developing a range of estimates for more recent immature periods.

Estimates of indicated Adjusting and Other (“A&O”) reserves were developed based on the Company’s historical average costs incurred to settle unpaid losses applied to case and IBNR reserves as of December 31, 2025, and 2024.

The Company considers loss frequency and severity trends when developing expected loss ratios. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors that affect loss frequency include changes in operator experience, traffic density, miles driven, safety advances, weather patterns or geographic mix of business. Factors that affect loss severity include changes in policy limits, reinsurance retentions, inflation rates and judicial interpretations.

The Company creates a claim file when it receives notice of a claim (first notice of loss), in most cases that is a telephone call from the insured, claimant, attorney or another insurance company. Some claims are submitted by a fax from the insurance agent, on behalf of the insured. A claims adjuster is assigned immediately upon receipt of the first notice of loss based on customer need and including, but not limited to complexity, severity, geography, and availability. All claims, regardless of active coverage, are assigned for immediate review and investigation.

The Company generally creates a claim file at the policy level. If more than one type of claim results from an accident (such as collision, medical, and property damage), separate features are established under the same claim number. A claim number is automatically assigned once a claim is entered into the administrative system. The Company accumulates claim counts and reports them by line of business. For purposes of the claim development tables presented below, the Company counts only claims on policies issued that result in a loss or expense payment; claims closed without a loss or expense payment are excluded from reported claim counts. The methods used to summarize claim counts have not changed significantly over the time periods reported in the tables below.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

33

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

The tables that follow present incurred and paid claims development, as well as cumulative claim frequency and the total of IBNR as of December 31, 2025, for commercial automobile liability and commercial auto physical damage claims. Information related to incurred and paid claims and allocated claim adjustment expenses, IBNR reserves and cumulative number of reported claims for the year ended December 31, 2025, are audited. All prior years are considered required supplementary information and are unaudited.

34

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

Commercial Auto Liability	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Year Ended December 31,
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	Unaudited
(in thousands)
2016	$5,722	$6,851	$7,103	$7,090	$7,099	$7,107	$7,081	$7,067	$7,041	$7,041	$-	1,365
2017		9,092	11,016	10,732	10,722	10,516	10,460	10,370	10,370	10,370	-	1,259
2018			11,355	10,692	10,070	10,281	10,291	10,385	10,291	10,253	-	1,141
2019				9,087	7,264	7,666	7,504	7,445	7,451	7,390	5	779
2020					4,750	3,456	2,828	2,395	2,383	2,382	3	326
2021						5,486	5,014	4,495	4,411	4,425	29	472
2022							5,203	5,413	4,957	4,877	35	572
2023								6,520	5,905	5,761	194	686
2024									9,456	9,897	957	780
2025										11,877	3,079	904

	Incurred claims and allocated claims adjustment expense, net of reinsurance									$74,273

Commercial Auto Physical Damage	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Year Ended December 31,
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	Unaudited
(in thousands)
2016	$968	1,029	1,006	1,007	1,007	1,007	1,007	1,007	$1,007	$1,007	$-	227
2017		1,305	1,255	1,246	1,242	1,245	1,244	1,243	1,243	1,242	-	292
2018			1,042	998	978	977	979	979	979	979	-	398
2019				736	700	698	697	704	704	704	-	214
2020					451	417	401	401	401	401	-	77
2021						584	552	570	569	568	-	96
2022							729	728	725	727	1	136
2023								1,891	1,910	1,851	8	220
2024									3,293	2,787	23	336
2025										4,051	128	461

	Incurred claims and allocated claims adjustment expense, net of reinsurance									$14,317

35

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

Commercial Auto Liability

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Year Ended December 31,
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	Unaudited
(in thousands)
2016	$2,429	$5,194	$6,357	$6,893	$6,928	$6,968	$7,041	$7,041	$7,041	$7,041
2017		3,658	7,949	9,991	10,186	10,199	10,204	10,370	10,370	10,370
2018			3,586	6,728	8,561	9,397	9,902	10,206	10,217	10,253
2019				2,617	4,694	6,315	6,872	7,016	7,120	7,365
2020					1,012	1,623	2,020	2,328	2,361	2,361
2021						1,338	2,844	3,520	4,012	4,359
2022							2,081	4,015	4,471	4,727
2023								2,002	3,691	4,632
2024									3,179	5,913
2025										4,104

	Paid claims and allocated claim adjustment expenses, net of reinsurance									$61,125

	All outstanding liabilities before 2016, net of reinsurance									-

	Liabilities for claims and claims adjustment expenses, net of reinsurance									$13,148

Commercial Auto Physical Damage

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Year Ended December 31,
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	Unaudited
(in thousands)
2016	$950	1,029	966	1,007	1,007	1,007	1,007	1,007	$1,007	$1,007
2017		1,273	1,255	1,247	1,243	1,244	1,244	1,243	1,243	1,242
2018			972	998	978	977	979	979	979	979
2019				653	700	698	697	704	704	704
2020					353	408	401	401	401	401
2021						561	571	570	569	568
2022							723	728	725	726
2023								1,748	1,846	1,827
2024									2,831	2,763
2025										3,547

	Paid claims and allocated claim adjustment expenses, net of reinsurance									$13,764

	All outstanding liabilities before 2016, net of reinsurance									-

	Liabilities for claims and claims adjustment expenses, net of reinsurance									$553

36

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 8 – Unpaid Losses and LAE, continued

The following table presents a reconciliation of the net incurred and paid claims development tables to the liability for losses and loss expenses in the consolidated balance sheet:

	2025	2024

Unpaid loss and defense and cost containment expenses, net of reinsurance	$11,951,443	$9,034,193
Unallocated A&O Reserves	1,749,438	1,295,225
Net unpaid loss and LAE	13,700,881	10,329,418
Reinsurance recoverable on unpaid loss and LAE	3,530,752	2,014,624

Total gross unpaid losses and LAE	$17,231,633	$12,344,042

The following table presents unaudited supplementary information about average historical claims duration as of December 31, 2025:

	Average annual percentage payout of incurred claims by age, net of reinsurance (Unaudited)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

Commercial Auto Liability	35.8%	34.7%	17.4%	8.9%	2.8%	1.7%	1.6%	0.1%	0.0%	0.0%
Commercial Auto Physical Damage	94.3%	3.7%	-1.6%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The percentages in the above table do not add up to 100% because they represent averages across all accident years at each development stage.

Note 9 - Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations, occurring on or after June 1, 2019. Under the agreement coverage is provided for 100 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million.

Effective June 1, 2022, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 97.5 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy, including 97.5 percent of losses in excess of policy limits and 97.5 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million. Subject to the terms of the contract, the Company has retained a 2.5 percent share of the $1.6 million liability in excess of $400,000, which is not reinsured.

37

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 9 – Reinsurance, continued

Effective June 1, 2023, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 100 percent of losses in excess of $500,000 up to $1.5 million per occurrence per policy, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $5.5 million for losses under $1.0 million and $3.0 million for losses in excess $1.0 million.

On December 31, 2025, and 2024, the Company had ceded premiums receivable totaling $344,084 and $909,842, respectively. All reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

The effect of reinsurance on premiums written, premiums earned and loss and LAE incurred for the years ended was December 31, 2025, and 2024 is as follows:

	2025			2024
	Premium	Premium	Losses & LAE	Premium	Premium	Losses & LAE
	Written	Earned	Incurred	Written	Earned	Incurred

Direct	$35,421,413	$33,243,999	$17,501,211	$28,540,448	$23,156,371	$12,807,666
Ceded	(2,114,911)	(2,109,991)	(2,016,128)	(1,131,115)	(1,092,405)	(1,324,624)

Net	$33,306,502	$31,134,008	$15,485,083	$27,409,333	$22,063,966	$11,483,042

Note 10 – Goodwill and Other Intangibles

Goodwill

The carrying amount of the Company’s goodwill was $4,506,000 as of December 31, 2025, and 2024.

38

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 10 – Goodwill and Other Intangibles, continued

Other Intangible Assets

The following table presents the carrying amount of the Company’s other intangible assets as of December 31, 2025, and 2024:

	Gross Carrying	Accumulated
2025	Amount	Amortization	Net
Agency Relationships	$1,930,000	$924,792	$1,005,208
Trade Name	130,000	99,667	30,333
Licenses	50,000	50,000	-
Total	$2,110,000	$1,074,459	$1,035,541

	Gross Carrying	Accumulated
2024	Amount	Amortization	Net
Agency Relationships	$1,930,000	$683,536	$1,246,464
Trade Name	130,000	73,673	56,327
Licenses	50,000	50,000	-
Total	$2,110,000	$807,209	$1,302,791

Amortization expense was $267,250 for both the years ended December 31, 2025, and 2024.

Other intangible assets that have finite lives, including agency relationships, trade names and licenses, are amortized over their useful lives. As of December 31, 2025, the estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year ending December 31,	Amount
2026	$267,250
2027	245,583
2028	241,250
2029	241,250
2030	40,208
$1,035,541

39

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 11 – Notes Payable

ACP has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of the remaining mortgage is due at maturity. Monthly installments are based on 95% of 810 5th Street LLC's net rental proceeds, reduced by $1,546 in replacement reserves and fees. Replacement reserves are shown as long-term restricted cash of $120,493 and $108,239 as of December 31, 2025, and 2024, respectively. As of December 31, 2025, and 2024, monthly installments were $131,327 and $127,459, respectively. The mortgage outstanding balance as of December 31, 2025, and 2024 was $20,200,254 and $20,877,622, net of $885,961 and $973,104 of unamortized finance costs, respectively. Restricted cash in current assets are funds that are restricted by the loan agreement for debt service. The loan is secured by the property, held by 810 5th Street LLC, and the replacement reserve held in escrow.

In addition to the mortgage, ACP maintains a commercial line of credit with a financial institution requiring monthly payments of $18,970. The line originally was set to mature in November 2025 and carried an interest rate of 4.25%. In November 2025, the maturity date was extended to February 2026, and the interest rate was increased to 6.50% to reflect the general increase in prevailing interest rates. The outstanding balance on the line of credit was $2,520,414 and $2,629,929 as of December 31, 2025, and 2024, respectively, net of unamortized finance costs of $0 and $3,135. The line of credit is classified as a current liability as of December 31, 2025, given its maturity in February 2026. The line of credit is secured by the property owned by ACP and additionally, under the terms of the credit facility, the borrower has granted the bank a right of set off, permitting the bank to apply the balances in the borrower's deposit accounts against amounts owed in the event of default. Finance costs incurred in connection with obtaining the facility are being amortized over the term of the loan.  ACP expects to refinance this obligation prior to the maturity date.  See Note 18 — Subsequent Events for additional information regarding the refinancing of this loan subsequent to December 31, 2025.

In November 2025, ACP refinanced a commercial line of credit that had matured by obtaining a new mortgage loan with a principal balance of $2,200,000 from Trustar Bank, a related-party financial institution. The loan bears interest at a fixed rate of 6.27%. Interest-only payments are required monthly during the first year of the loan. Beginning in the second year, monthly payments of principal and interest are due based on a 25-year amortization schedule. The loan matures in November 2030, at which time the remaining principal balance becomes due. The loan contains an option to extend the maturity date for an additional five years, subject to certain terms and conditions. The loan is secured by the real property owned by ACP and is guaranteed by Forge Group, Inc. Under the terms of the loan, the lender has been granted a right of setoff with respect to deposit accounts held by the direct borrower, Forge Group, Inc., and its affiliates. The mortgage outstanding balance was $2,157,204 as of December 31, 2025, net of $42,796 of unamortized finance costs. Financing costs incurred in connection with obtaining this loan are being amortized over the term of the loan using the effective interest method.

40

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 11 – Notes Payable, continued

Current and long-term debt maturity as of December 31, 2025, and 2024 were as follows:

	2025	2024

Current Maturity	$3,282,378	$3,388,838
Current Portion of unamortized finance costs	(95,871)	(93,755)
Current maturity, net of unamortized finance costs	$3,186,507	$3,295,083

Long-term maturity	$22,524,251	$23,203,104
Unamortized finance costs, net of current portion	(832,886)	(885,961)
Long-term maturity, net of unamortized finance costs	$21,691,365	$22,317,143

Notes Payable	$24,877,872	$25,612,226

For the years ended December 31, 2025, and 2024, interest expense includes amortization of finance costs totaling $94,601 and $94,361, respectively.

Annual long-term debt maturities as of December 31, 2025, were as follows:

2026	$3,282,378
2027	878,890
2028	968,474
2029	1,063,448
2030	3,194,551
Thereafter	16,418,888
Total maturities	25,806,629
Unamortized finance costs	(928,757)
Notes payable, net of unamortized finance costs	$24,877,872

Under the terms of each of the credit facilities, each of the borrowers has granted the bank the right of setoff so that, in the event of a default, the bank may setoff the balance in the defaulting borrower's account against amounts owed to the bank. As of December 31, 2025, and 2024, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

Borrower	2025	2024

717 8th Street LLC	$2,200,000	$311,241
2805 M Street LLC	62,442	30,074
Total	$2,262,442	$341,315

41

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits

401(k) Plan

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s contributions for the plan years ending December 31, 2025, and 2024 were $109,585 and $90,121, respectively.

The Company has a non-contributory defined benefit pension plan (the “Plan”). The Plan benefits are based on years of service and the employee’s compensation. The Plan covered all employees of FIC who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Plan. Accordingly, there have been no additional benefits credited to plan participants after June 20, 2006.

The normal retirement benefit is 2.5% of average monthly compensation multiplied by total years of service, limited to 35 years, but in no event less than $12.00 per month multiplied by total years of service, limited to 35 years. On June 20, 2006, the plan was amended to cease the accrual of future benefits. Upon reaching the plan's normal retirement date, participants are entitled to receive their accrued benefit as of June 20, 2006.

There were no new benefit provisions or plan amendments during the plan years ended December 31, 2025, and 2024.

The Plan sponsor's funding policy is based on actuarially determined contributions that take into consideration the amount deductible for income tax purposes and the minimum required contributions under the Employee Retirement Income Security Act of 1974, as amended. The Company has a minimum funding requirement for 2025 of $23,693, payable by September 15, 2026.

Estimated future benefit payments are as follows:

Years Ending December 31,

2026	$339,346
2027	330,981
2028	325,535
2029	320,425
2030	333,330
2031 to 2035	1,447,541

42

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

The benefit obligations, funded status and net periodic benefit costs related to the pension plan were as follows:

	2025	2024

Benefit obligations	$3,591,936	$3,840,760
Estimated fair value of plan assets	4,126,994	3,845,626
Funded (underfunded) status	$535,058	$4,866

Net periodic benefit costs	$10,781	$11,588

A summary of assets, benefit obligations and funded status was as follows as of December 31, 2025, and 2024:

	2025	2024
Change in benefit obligation:
Benefit obligation at January 1,	$3,840,760	$4,093,309
Interest costs	203,614	189,788
Net actuarial (gain) loss during year	(159,602)	(147,123)
Benefits paid	(292,836)	(295,214)
Benefit obligation at December 31,	$3,591,936	$3,840,760

Change in plan assets:
Estimated fair value of plan assets at January 1,	$3,845,626	$3,760,181
Actual return on plan assets	536,534	316,886
Employer contributions	37,670	63,773
Benefits paid	(292,836)	(295,214)
Fair value of plan assets at December 31,	$4,126,994	$3,845,626

Funded (underfunded) status at December 31	$535,058	$4,866

Amounts recognized in the balance sheets consist of:
Defined benefit plan - asset (liability)	$535,058	$4,866

AOCI, before income tax
Net actuarial loss	$(902,857)	$(1,406,160)

43

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

Net periodic benefit costs are included in Other Expenses in the Consolidated Statements of Earnings and Comprehensive Earnings for the years ended December 31, 2025, and 2024. The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in Consolidated Statements of Earnings and Comprehensive Earnings were as follows:

	2025	2024
Net periodic benefit costs:
Interest costs	$203,614	$189,788
Expected return on plan assets	(239,928)	(234,964)
Amortization of actuarial loss	47,095	56,764
Total net periodic benefit costs	$10,781	$11,588

The weighted average assumptions used in determining benefit obligations for the Plan were as follows as of December 31, 2025, and 2024:

	2025	2024
Weighted average discount rate	5.61%	5.54%
Weighted average interest crediting rate	0.00%	0.00%
Rate of compensation increase	0.00%	0.00%

Weighted average assumptions used to determine net periodic benefit costs were as follows as of December 31, 2025, and 2024:

	2025	2024
Weighted average discount rate	5.54%	4.83%
Expected long-term return on plan assets	6.50%	6.50%
Rate of compensation increase	-	-

As of December 31, 2025, a discount rate of 5.61% and the RP-2014 mortality table MP-2021 Improvement Scale projected generationally (5.54% RP-2014 mortality table and MP-2021 Improvement Scale for 2024) are used to determine the liability. There is no salary progression assumption used in the measurement of the plan, since there are no future benefit accruals. These assumptions were chosen by the Company.

44

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

The Plan invests in a diversified mix of traditional asset classes, including investments in U.S. and foreign equity securities, fixed income securities and cash. The defined benefit pension plan asset allocation as of December 31, 2025, and 2024, and the measurement date presented as a percentage of total plan assets are as follows:

			Target
	2025	2024	Allocation
Equity securities	51.41%	70.40%	35	to	90%
Debt securities	46.65%	25.47%	5	to	55%
Other	1.94%	4.13%
	100.00%	100.00%

The Plan investments are made to maximize long-term returns, while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Risk tolerance of unexpected investment and actuarial outcomes is continually evaluated by understanding the Plan’s liability characteristics.

Asset allocations and investment performance are formally reviewed quarterly by the Plan’s trustees. More thorough analysis of assets and liabilities is also performed periodically. Investment goals include a return objective designed to satisfy the actuarial return objectives of the Plan. All investment practices are expected to be consistent with the Uniform Prudent Investor’s Act.

Plan assets measured at fair value on a recurring basis as of December 31, 2025, and 2024, are summarized below.

	2025
		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$80,149	$-	$-	$80,149
Industrial and miscellaneous	-	1,925,333	-	1,925,333
Total fixed maturity securities	80,149	1,925,333	-	2,005,482
Common stocks	2,121,512	-	-	2,121,512
Total marketable investments measured at fair value	$2,201,661	$1,925,333	$-	$4,126,994

45

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

	2024
		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$158,640	$-	$-	$158,640
Industrial and miscellaneous	-	979,347	-	979,347
Total fixed maturity securities	-	-	-	-
Common stocks	2,707,638	-	-	2,707,638
Total marketable investments measured at fair value	$2,866,278	$979,347	$-	$3,845,625

ESOP

In connection with the Company's conversion and public offering, the Company established an Employee Stock Ownership Plan (the "ESOP"). The ESOP borrowed from the Company to purchase 202,950 shares in the offering. The issuance of the shares to the ESOP resulted in a contra equity account established in the stockholders’ equity section of the balance sheet for the unallocated shares at an amount equal to their $10.00 per share purchase price.

The Company may make discretionary contributions to the ESOP and may pay dividends on unallocated shares to the ESOP. The Company makes annual contributions to the ESOP sufficient to repay the loan. As loan payments are made, ESOP shares are allocated to participants based on relative compensation. The Company repurchases shares from participants upon their separation from service. The Company contributed $226,772 to the ESOP for each of the years ended December 31, 2025, and 2024.

In accordance with ASC 718, Compensation — Stock Compensation, compensation expense is recognized monthly for shares committed to be allocated to participants during the year, measured at the fair market value of the Company's common stock at the time the commitment to allocate the shares is accrued. For the year ended December 31, 2025, the Company recognized compensation expense of $326,280 related to the 20,295 shares of common stock released to participants' accounts. For the year ended December 31, 2024, the Company recognized compensation expense of $228,928 related to the 20,295 shares of common stock released to participants' accounts. As of December 31, 2025, 121,770 shares remained unallocated in the ESOP.

46

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

Share-based Compensation

The Forge Group, Inc. 2021 Stock and Incentive Plan (the “Plan”) was approved by the Company’s Board of directors. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting, retaining, and motivating employees and non-employee directors. The Plan provides for the grant of restricted stock awards, restricted stock unit awards, qualified stock options and nonqualified stock options.

The total aggregate number of shares of common stock that may be issued under the Plan shall not exceed 287,000 shares, subject to adjustments as provided in the Plan. No eligible participant may be granted any awards for more than 100,000 shares in the aggregate in any calendar year, subject to adjustment in accordance with the Plan.

The Board of Directors has granted restricted stock awards to non-employee directors annually since March of 2022. Additionally, the Board of Directors granted a restricted stock award to one employee officer in March of 2023. The restricted stock awards vest over various periods. Dividend equivalents on restricted stock awards are accrued during the vesting period and paid in cash at the end of the vesting period but are subject to forfeiture until the underlying shares become vested. Participants do not have voting rights with respect to unvested restricted stock grants. The Company recognizes stock-based compensation costs for restricted stock awards based on the grant date fair value. The compensation costs are expensed over the vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

A summary of the Company’s outstanding and unearned restricted stock awards is presented below:

		Weighted-Average
		Grant Date
		Fair Value
	Shares	Per Share
Shares outstanding and unearned at January 1, 2024	23,000	10.14
Shares granted during 2024	6,500	10.78
Shares earned during 2024	(9,917)	10.17
Shares outstanding and unearned at December 31, 2024	19,583	$10.33

Shares outstanding and unearned at January 1, 2025	19,583	10.33
Shares granted during 2025	6,500	11.83
Shares earned during 2025	(9,917)	10.54
Shares outstanding and unearned at December 31, 2025	16,166	$10.81

47

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 12 – Employee Benefits, continued

The Board of Directors has awarded qualified and non-qualified stock options. The options vest over various periods or performance objectives. The Company recognizes stock-based compensation costs for stock options based on the grant date fair value. The compensation costs are normally expensed over the actual or estimated vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs.

A summary of the Company’s outstanding and unearned stock options is presented below:

		Weighted-Average
		Grant Date
		Fair Value
	Shares	Per Share
Options outstanding and unearned at January 1, 2024	100,000	10.28
Options granted during 2024	4,500	10.70
Options earned during 2024	(16,190)	10.27
Options outstanding and unearned at December 31, 2024	88,310	$10.30

Options outstanding and unearned at January 1, 2025	88,310	10.30
Options granted during 2025	9,700	11.50
Options earned during 2025	(18,043)	10.31
Options outstanding and unearned at December 31, 2025	79,967	$10.45

Note 13 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive loss for the years ending December 31, 2025, and 2024 and significant amounts reclassified out of accumulated other comprehensive loss for the years ending December 31, 2025, and 2024.

	Unrealized		Accumulated other
	appreciation on	Defined	comprehensive
	investments, net	Benefit Plan	loss

Balance at December 31, 2023	$(815,764)	$(1,336,653)	$(2,152,417)

Other comprehensive income before reclassifications	89,636	276,169	365,805
Reclassifications from accumulated other comprehensive loss	72,345	-	72,345

Balance at December 31, 2024	$(653,783)	$(1,060,484)	$(1,714,267)

Other comprehensive income before reclassifications	539,325	347,229	886,554
Reclassifications from accumulated other comprehensive loss	51,694	-	51,694

Balance at December 31, 2025	$(62,764)	$(713,255)	$(776,019)

48

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 14 – Related Parties

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Trustees of the Company maintain board of directors’, advisory director, and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $266,049 and $249,859 on December 31, 2025, and 2024, respectively.

On August 29, 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2,500,000 to Mutual Capital Investment Fund, LP (“MCIF”). The Company had a $1,195,449 unfunded commitment to MCIF and a carrying value in the investment of $1,662,859 as of December 31, 2025. MCIF is an investment fund that is focused on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Jason Wolfe, a director of the Company, serves as the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment advisor for MCIF.

Note 15 – Treasury Stock

In February 2024, the Company repurchased 16,000 of its outstanding shares of common stock in a single transaction at a price of $8.75 per share. The total cash used for this share repurchase was $140,806, inclusive of commissions and transaction processing fees of $806. Additionally, in December 2024, the Company’s Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan will cover the repurchase of shares of common stock commencing no earlier than January 1, 2025, and expiring December 31, 2025 (the “2025 Stock Repurchase Plan”).

In January 2025, the Company repurchased 6,452 of its outstanding shares of common stock in a single transaction at a price of $11.25 per share. The total cash used for this share repurchase was $73,014, inclusive of commissions and transaction processing fees of $429. Additionally, in December 2025, the Company’s Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan will cover the repurchase of shares of common stock commencing no earlier than January 1, 2026, and expiring December 31, 2026 (the “2026 Stock Repurchase Plan”).

49

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 16 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business for the Company’s wholly owned insurance subsidiary, FIC. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Note 17 – Income Taxes

The Company files a U.S. federal income tax return that includes the pass-through income or loss of majority owned direct and indirect subsidiaries. State tax returns are filed depending on applicable laws. The Company records adjustments related to prior years’ taxes during the period in which they are identified, generally when the tax returns are filed. The effect of these adjustments on the current and prior periods (during which the differences originated) is evaluated based upon quantitative and qualitative factors and are considered in relation to the consolidated financial statements taken as a whole for the respective years.

The provision for income taxes for the year ending December 31, 2025, and 2024, is comprised of the following:

	2025	2024

Current federal income tax expense	$278,784	$110,617
Current state income tax expense	57,500	111,378
Deferred federal and state income tax expense	(263,408)	(129,470)
Income tax expense	$72,876	$92,525

50

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 17 – Income Taxes, continued

A reconciliation of the expected income tax expense to the actual income tax expense and the reconciliation of the federal statutory rate to the Company’s effective tax rate for the period ended December 31, 2025, and 2024 is presented below:

		% of Pre-Tax
	2025	Income

Provision for income taxes at the statutory federal rate	$278,825	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(13,840)	-0.3%
Tax exempt interest income	(5,389)	-0.1%
Proration	4,807	0.1%
Other	3,656	0.1%
State income tax	57,500	1.1%
Temporary differences:
Valuation allowance adjustment	236,033	4.3%
Prior year true-ups and other adjustments	(488,716)	-9.0%
Actual income tax, as provided in the consolidated financial statements	$72,876	1.3%

		% of Pre-Tax
	2024	Income

Provision for income taxes at the statutory federal rate	$240,802	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(8,165)	-0.7%
Tax exempt interest income	(14,118)	-1.2%
Pass-through entity income	(26,627)	-2.3%
Proration	5,571	0.5%
Other	1,791	0.2%
State income tax	111,378	9.7%
Temporary differences:
Valuation allowance adjustment	(92,025)	-8.0%
Prior year true-ups and other adjustments	(126,082)	-11.0%
Actual income tax, as provided in the consolidated financial statements	$92,525	8.1%

51

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 17 – Income Taxes, continued

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2025, and 2024 were as follows:

	2025	2024
Deferred tax assets:
Unearned premiums	$749,565	$656,738
Loss discounting	183,398	126,985
Net operating loss carryforward	2,116,833	2,763,333
Net unrealized loss on investment securities	-	47,652
Lease liability (net of ROU asset in 2024)	30,034	56,358
Defined benefit plan	189,600	41,136
Other	764,795	183,449
Valuation allowance adjustment	(1,384,143)	(1,148,110)

Total deferred tax assets	$2,650,082	$2,727,541

Deferred tax liabilities:
Right of use lease asset	$30,597	$-
Net unrealized gains on investment securities	417,273	-
Deferred policy acquisition costs	110,914	705,124
Deferred gain - 1031 exchange	1,878,987	1,878,987
Other	212,311	143,430

Total deferred tax liabilities	2,650,082	2,727,541

Net deferred tax liability	$-	$-

As of December 31, 2025, the Company had net operating loss “NOL” carry forwards available for tax purposes of $10,080,156 that will begin to expire in 2037.

In 2015, the Company sold a building, placed the proceeds in trust and then reinvested the proceeds in similar use (like-kind) property, availing itself of the ability (pursuant to Section 1031 of the tax code) to defer the taxes that would otherwise have been due on the gain. As a result, the Company established a deferred tax liability of $1,878,987 (as shown above). The gain will become taxable when the like-kind property is sold if the Company elects to sell the property.

52

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 17 – Income Taxes, continued

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance against deferred tax assets has been established as the Company believes it is more likely than not the deferred tax assets will not be realized based on the historical taxable income of the Company, or by offset to deferred tax liabilities.

The Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2025, and 2024. If any had been recognized these would have been reported in income tax expense.

Generally, taxing authorities may examine the Company’s tax returns for the three years from the date of filing. The Company’s tax returns for the years ended December 31, 2022, through December 31, 2024, remain subject to examination.

Note 18 – Subsequent Events

On February 19, 2026, the Company contributed another $362,361 of capital to our investment in Mutual Capital Investment Fund, LP (“MCIF”). As mentioned above, the Company committed to a total investment of $2.5 million to MCIF in 2022 and capital is contributed periodically as called by MCIF. After this contribution of capital the remaining unfunded commitment to MCIF is $833,088.

On March 3, 2026, ACP obtained a second 90-day extension of the commercial line of credit described above in Note 11, extending the maturity date to May 23, 2026. The extension was obtained while the Company completes the refinancing process. The outstanding principal balance continues on the existing amortization repayment schedule at an interest rate of 6.50% per annum. An extension fee of $3,144 (representing 1/8% of the outstanding balance) was paid in connection with the extension.

On March 4, 2026, the Board of Directors of the Company declared a regular cash dividend in the amount of $1,500,000 with a record date of March 4, 2026 and a payment date of March 5, 2026. This divided was a regular dividend and not an extraordinary dividend or other extraordinary distribution within the meaning of applicable District of Columbia insurance laws and regulations. The required notice was provided to the DCDISB promptly following payment.

53

Forge Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Note 18 – Subsequent Events, continued

ACIC Properties is in the process of refinancing an existing mortgage obligation held by 2805 M Street, LLC, its wholly owned subsidiary. As of the date of issuance of these financial statements, the refinancing had not yet been completed. To mitigate any refinancing risk, Forge Group, Inc., the ultimate parent company of 2805 M Street, LLC, has entered into a legally binding agreement to satisfy the outstanding mortgage balance in full in the event the refinancing is not completed prior to the maturity of the existing obligation. Forge Group, Inc. has sufficient liquidity and financial resources to fulfill this commitment if required.  Management does not expect this matter to have a material adverse effect on the FGI’s financial position, results of operations, or liquidity.  The Board of Directors of the Company approved the intercompany funding commitment agreement on April 24, 2026.

The Company has evaluated events that occurred subsequent to December 31, 2025, through April 29, 2026, the date on which the unaudited consolidated financial statements were issued for matters that required disclosure or adjustment to these consolidated financial statements.

54